Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-214290

PROSPECTUS

Louisiana-Pacific Corporation

Offer To Exchange

All of the outstanding restricted 4.875% Senior Notes Due 2024 issued on September 14, 2016 for newly issued and registered 4.875% Senior Notes Due 2024

On September 14, 2016, we issued $350,000,000 aggregate principal amount of 4.875% Senior Notes due 2024 in a private placement. We refer to these outstanding senior notes as the Original Notes. We are offering to exchange newly issued and registered senior notes, which we refer to as the Exchange Notes, for all of the issued and outstanding Original Notes. We refer herein to this offer to exchange as the Exchange Offer. We refer herein to the Exchange Notes and the Original Notes, collectively, as the notes.

The Exchange Notes will have substantially identical terms to the Original Notes, except that the Exchange Notes will be registered under the Securities Act of 1933, as amended, which we refer to as the Securities Act, and the transfer restrictions, registration rights and related special interest provisions applicable to the Original Notes will not apply to the Exchange Notes. If you fail to tender your Original Notes, you will continue to hold unregistered securities and it may be difficult for you to transfer them.

Each series of Exchange Notes will be part of the same corresponding series of the Original Notes and will be issued under the same indenture, which we refer to as the Indenture. The Exchange Notes will be exchanged for Original Notes of the corresponding series in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. We will not receive any proceeds from the issuance of Exchange Notes in the Exchange Offer.

The Exchange Offer expires at 5:00 p.m. New York City time on December 13, 2016, unless extended, which we refer to as the Expiration Date. You may withdraw tenders of Original Notes at any time prior to the expiration of the Exchange Offer.

We do not intend to list the Exchange Notes on any securities exchange or to seek approval through any automated quotation system.

You should carefully consider the risk factors beginning on page 15 of this prospectus before deciding whether to participate in the Exchange Offer.

Neither the Securities and Exchange Commission, which we refer to as the SEC, nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 8, 2016.

This prospectus may only be used where it is legal to make the Exchange Offer and by a broker-dealer for resales of Exchange Notes acquired in the Exchange Offer where it is legal to do so.

Rather than repeat certain information in this prospectus that we have already included in reports filed with the SEC, this prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide this information to you at no charge upon written or oral request directed to: Louisiana-Pacific Corp., 414 Union Street, Suite 2000, Nashville, Tennessee 37219, Telephone: (615) 986-5600. In order to receive timely delivery of any requested documents in advance of the Expiration Date, you should make your request no later than December 6, 2016, which is five full business days before you must make a decision regarding the Exchange Offer.

In making a decision regarding the Exchange Offer, you should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it.

None of Louisiana-Pacific Corp., the exchange agent or any affiliate of any of them makes any recommendation as to whether or not holders of Original Notes should exchange their Original Notes for Exchange Notes in the Exchange Offer.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus or that the information incorporated by reference into this prospectus is accurate as of any date other than the date of the incorporated document. Neither the delivery of this prospectus nor any exchange made hereunder shall under any circumstances imply that the information herein is correct as of any date subsequent to the date on the cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus, except as otherwise indicated, references to “Louisiana-Pacific Corp.,” “Louisiana-Pacific,” “LP,” “we,” “us” and “our” refer to Louisiana-Pacific Corporation and its consolidated subsidiaries.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of Exchange Notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where the Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities.

DISCLOSURES REGARDING FORWARD-LOOKING STATEMENTS

Information we have included or incorporated by reference in this prospectus contains or may contain forward-looking statements. These statements include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. The following statements are or may constitute forward-looking statements: (1) statements preceded by, followed by or that include words like “may,” “will,” “could,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “potential,” “continue” or “future” or the negative or other variations thereof and (2) other statements regarding matters that are not historical facts, including without limitation, plans for product development, forecasts of future costs and expenditures, possible outcomes of legal proceedings, capacity expansion and other growth initiatives and the adequacy of reserves for loss contingencies.

Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following:

•	changes in governmental fiscal and monetary policies and levels of employment;

•	changes in general economic conditions;

•	changes in the cost and availability of capital;

•	changes in the level of home construction and repair activity;

•	changes in competitive conditions and prices for our products;

•	changes in the relationship between supply of and demand for building products;

•	changes in the relationship between supply of and demand for raw materials, including wood fiber and resins, used in manufacturing our products;

•	changes in the cost of and availability of energy, primarily natural gas, electricity and diesel fuel;

•	changes in the cost of and availability of transportation;

•	changes in other significant operating expenses;

•	changes in exchange rates between the U.S. dollar and other currencies, particularly the Canadian dollar, Australian dollar, Euro, Brazilian real and the Chilean peso;

•	changes in general and industry-specific environmental laws and regulations;

•	changes in tax laws, and interpretations thereof;

•	changes in circumstances giving rise to environmental liabilities or expenditures;

•	the resolution of existing and future product related litigation and other legal proceedings;

•	governmental gridlock and curtailment of government services and spending; and

•	acts of public authorities, war, civil unrest, natural disasters, fire, floods, earthquakes, inclement weather and other matters beyond our control.

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These and other factors that could cause our actual results to differ from estimates or projections contained in forward-looking statements are more fully described under “Risk Factors” in this prospectus and the documents incorporated by reference and should be carefully considered when reviewing any forward-looking statement.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Exchange Act. We file annual, quarterly and current reports and other information with the SEC. You can read and copy these materials at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains information Louisiana-Pacific has filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about Louisiana-Pacific at our website at lpcorp.com. We do not intend for information contained on our website to be part of this prospectus, other than documents that we file with the SEC that are incorporated by reference in this prospectus.

NON-GAAP FINANCIAL MEASURES

This prospectus contains “non-GAAP financial measures,” that is, financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with generally accepted accounting principles, or GAAP. Specifically, we make use of the non-GAAP measures “EBITDA from continuing operations” and “Adjusted EBITDA from continuing operations.”

The items excluded from EBITDA from continuing operations and Adjusted EBITDA from continuing operations are significant in assessing our operating results and liquidity. EBITDA from continuing operations and Adjusted EBITDA from continuing operations have limitations as analytical tools, and should not be considered in isolation from, or as substitutes for, analysis of our results as reported under GAAP.

We define EBITDA from continuing operations as earnings (loss) from continuing operations before interest expense, taxes, depreciation and amortization, or EBITDA from continuing operations, which is a non-GAAP financial measure. Additionally, we disclose Adjusted EBITDA from continuing operations, which further adjusts EBITDA from continuing operations to exclude stock-based compensation expense, (gain) loss on acquisitions, costs associated with proposed acquisitions, (gain) loss on sales or impairment of joint ventures interest and long lived assets, other operating charges and credits (including such charges related to joint ventures), (gain) loss on early debt extinguishment, acquisition expenses, investment income and depreciation included in equity in (income) loss of unconsolidated affiliates. Neither EBITDA from continuing operations nor Adjusted EBITDA from continuing operations is a substitute for the GAAP measure of net income or operating cash flows or for any other GAAP measures of operating performance or liquidity.

We have included EBITDA from continuing operations and Adjusted EBITDA from continuing operations in this prospectus because we use them as important supplemental measures of our performance and believe that they are frequently used by securities analysts, investors and other interested persons in the evaluation of companies in our industry, some of which present EBITDA when reporting their results. We use EBITDA from continuing operations and Adjusted EBITDA from continuing operations to evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates. It should be noted that companies calculate EBITDA and Adjusted EBITDA differently and, therefore, our EBITDA from continuing operations and Adjusted EBITDA from continuing operations measures may not be comparable to EBITDA and Adjusted EBITDA reported by other companies. Our EBITDA from continuing operations and Adjusted EBITDA from continuing operations measures have material limitations as performance measures because they exclude interest expense, income tax (benefit) expense and depreciation and amortization, which are necessary to operate our business or which we otherwise incurred or experienced in connection with the operation of our business. For a reconciliation of EBITDA from continuing operations and Adjusted EBITDA from continuing operations to income (loss) from continuing operations, see note 4 to the table set forth under the caption “Prospectus Summary—Summary Historical Consolidated Financial and Other Data” in this prospectus.

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EBITDA from continuing operations and Adjusted EBITDA from continuing operations do not represent income from operations or cash flows from operations as defined by GAAP or any other measure of financial performance derived in accordance with GAAP. Management uses EBITDA from continuing operations and Adjusted EBITDA from continuing operations in internal analyses as supplemental measures of our financial performance. EBITDA from continuing operations and Adjusted EBITDA from continuing operations are also common alternative measures of performance used by investors, financial analysts and rating agencies to evaluate financial performance. EBITDA from continuing operations and Adjusted EBITDA from continuing operations should not be considered in isolation or as substitutes for net earnings, operating income, cash flows provided by operating activities or other income or cash flow data prepared in accordance with GAAP, and these non-GAAP measures may not be comparable to similarly titled measures of other companies.

Management believes that EBITDA from continuing operations and Adjusted EBITDA from continuing operations are helpful to investors as indicators of our historical financial performance and our capacity to fund capital expenditures and working capital requirements. Therefore, we believe that providing the measures EBITDA from continuing operations and Adjusted EBITDA from continuing operations will help investors better understand our underlying financial performance and ability to generate cash flow from operations.

MARKET AND INDUSTRY DATA

This prospectus contains estimates regarding market data, which are based on our internal estimates, independent industry publications, reports by market research firms and/or other published independent sources. In each case, we believe these estimates are reasonable. However, market data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market data. As a result, you should be aware that market data set forth herein, and estimates and beliefs based on such data, may not be reliable.

INFORMATION WE INCORPORATE BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in the prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (1) after the date of the initial filing of the registration statement of which this prospectus forms a part prior to the effectiveness of the registration statement and (2) after the date of this prospectus until the offering of the securities is terminated:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2015;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2016 and June 30, 2016; and

•	our Current Reports on Form 8-K filed on February 23, 2016, August 26, 2016, September 2, 2016, September 7, 2016 (two reports) and September 14, 2016.

You may request a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing or telephoning Louisiana-Pacific at the following address:

Louisiana-Pacific Corporation

414 Union Street, Suite 2000

Nashville, TN 37219

Telephone: (615) 986-5600

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PROSPECTUS SUMMARY

This summary highlights certain information contained in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this Exchange Offer, we encourage you to read this entire prospectus, including the information set forth under “Risk Factors”, the consolidated financial statements and related notes incorporated by referenced into this prospectus and other documents incorporated by reference into this prospectus.

Our Company

We are a leading manufacturer of building products, with approximately 4,800 employees as of December 31, 2015. Our focus is on delivering innovative, high-quality commodity and specialty building products to retail, wholesale, home building and industrial customers. Our products are used primarily in new home construction, repair and remodeling, and manufactured housing. We currently own 21 modern, strategically located facilities in the U.S. and Canada, two facilities in Chile and one facility in Brazil. We also operate facilities through a joint venture, for which we are the exclusive provider of product distribution for North America.

We operate in four primary segments: North America Oriented Strand Board, or OSB; Siding; Engineered Wood Products, or EWP; and South America. We also operate a category that includes all of our other products.

OSB

OSB is an innovative, affordable and environmentally friendly product made from wood strands arranged in layers and bonded with resin. OSB serves many of the same uses as plywood, including roof decking, sidewall sheathing and floor underlayment, but can be produced at a significantly lower cost. According to Forest Economic Advisors, LLC, or FEA, for 2015, OSB accounted for approximately 64% of the structural panel consumption in North America with plywood accounting for the remainder. We estimate that the overall North American structural panel market (based upon 2015 housing starts) was 31.2 billion square feet with the OSB market comprising an estimated 19.9 billion square feet of this market. Based upon our production in 2015 of 4.2 billion square feet (including OSB produced in our Siding and EWP segments), we estimate that we account for 21% of the North American OSB market and 13% of the overall North American structural panel market. We believe we are a leading producer of OSB in North America and are positioned to compete in all geographic markets.

Siding

We believe we are one of the leading wood composite exterior cladding producers in North America, with an annual capacity of 1,795 million square feet. Our siding offerings fall into two categories: SmartSide® siding products and related accessories; and CanExel siding and accessory products. Our SmartSide® products consist of a full line of wood-based sidings, trim, soffit and fascia. These products have quality and performance characteristics similar to natural wood at more attractive prices due to lower raw material and production costs. Our CanExel siding and other accessory product offerings include a number of lap, panel and trim products in a variety of patterns and textures. Our CanExel products, which are predominately offered in Canada, provide performance characteristics similar to our SmartSide® siding but are pre-finished, thereby offering end-users added convenience. Through our research and development efforts, we continually strive to optimize our siding products and features. Additionally, commodity OSB, which is produced on one line at our Hayward, Wisconsin facility, is sold in this segment.

EWP

Our EWP segment manufactures and distributes laminated veneer lumber, or LVL, I-Joists, laminated strand lumber, or LSL, and other related products. We believe that our engineered I-Joists, which are used primarily in residential and commercial flooring and roofing systems and other structural applications, are stronger, lighter and straighter than conventional lumber joists. Our LVL and LSL are high-grade, value-added structural products used in applications where extra strength and quality is required, such as headers and beams. They are also used, together with OSB and lumber, in the manufacture of engineered I-Joists. We believe that in North America we are one of the top three producers (including our joint venture production) of I-Joists, LVL and LSL. Our I-Joist plants (including the joint venture of which we are the exclusive distributor) have an annual capacity of 220 million lineal feet. Our LVL plants have an annual capacity of 9.4 million cubic feet and our LSL plant has an annual capacity of 7.0 million cubic feet.

South America

Our South American segment manufactures and distributes OSB and siding products in South America and certain export markets. This segment also distributes and sells related products to augment the builder transition to wood frame construction. We believe we are the only producer of OSB in South America, with a combined annual production capacity in our South American plants of 680 million square feet.

Other Products

Our other products category includes our remaining timber and timberlands, and other minor products, services and closed operations. Prior to its disposition during 2013, this category also included our interest in a joint venture that produced cellulose insulation.

Our Industry

Our building products are used in the construction of new residential housing, including single-family, multi-family and manufactured homes, the repair and remodeling of existing housing, outdoor structures and light industrial and commercial construction. Our principal products include: OSB, which is used for wall sheathing, floor underlayment and roof decking; EWP, which is used in flooring and roofing systems and other structural applications; and exterior cladding (siding), which is used in both new construction and repair and remodeling.

Structural panels are manufactured from both OSB and plywood. OSB serves many of the same uses as unsanded plywood, including roof decking, sidewall sheathing and floor underlayment, but can be produced at a lower cost. In the past decade, many plywood mills have closed or diverted their production to other uses. OSB has replaced most of the volume lost from these mills. According to FEA, total North American OSB annual production capacity is projected to increase by approximately 2.0 billion square feet in the period from 2016 to 2020 while plywood production capacity is projected to decrease by 0.2 billion square feet during the same period. According to FEA, OSB accounted for approximately 66% of North American structural panel production capacity in 2015, with plywood accounting for the remainder. Historically, building products consumption has been correlated to the level of residential construction. Demand for our products correlates to a significant degree to the level of new home construction activity in North America, which historically has been characterized by significant cyclicality. The U.S. Census Bureau reported that actual single and multi-family housing starts in 2015 were about 11% higher than 2014, which were about 9% higher than such housing starts in 2013. We believe that the level of building continues to be impacted by delayed household formations due to the sluggish economy, lack of available labor and a more restrictive mortgage market. While near-term residential construction is constrained in the U.S., positive long-term fundamentals exist. Increased immigration, the changing age distribution of the population, the high number of adults living with their parents and historically low interest rates are expected to lead to more household formations and thus more demand for housing.

As noted above, demand for building products is influenced by the general economy, demographics and need for housing. In the case of OSB, generally, lower demand coupled with higher production capacity will result in lower pricing. The chart below, as calculated by FEA (as of December 2015), including indefinitely curtailed mills, shows the demand capacity ratio (demand divided by supply) for OSB from 2011 through 2015 as well as FEA’s forecast through 2020 based upon estimated future demand and supply.

Historical prices for our products have been volatile, and we, like other participants in the building products industry, have limited influence over the timing and extent of price changes for our products. The estimated average North Central wholesale price for OSB (per thousand square feet 7/16” basis) from 2008 through 2015, as published by Random Lengths, an industry publication, is presented below. FEA’s forecast (as of December 2015) for average North Central wholesale pricing for OSB (per thousand square feet 7/16” basis) through 2020 is also shown.

Our Strengths

We believe our principal strengths include the following:

•	Leading Market Positions. We are an industry leader in building products. Based upon our production in 2015, we estimate that we account for approximately 21% of North American OSB market share and 13% of overall North American structural panel market share based upon current capacity in the marketplace. We believe that in North America we are one of the top three producers (including our joint venture production) of I-Joists, LVL and LSL. Additionally, we believe that our engineered I-Joists, which are used primarily in residential and commercial flooring and roofing systems and other structural applications, are stronger, lighter and straighter than conventional lumber joists. We believe that we are one of the largest producers of wood composite exterior cladding producers. We believe our leading market positions and favorable cost structure give us an advantage over many of our competitors.

•	Strategically Located Plants. We have 13 OSB facilities in North and South America, with six facilities in the United States, four facilities in Canada, two facilities in Chile and one facility in Brazil. Our scale enables us to benefit from significant efficiencies that result from high volume production runs and to employ and implement best practices and process improvements across all of our mills. We believe our geographic diversity allows us to be more efficient with respect to order fulfillment, shipping and distribution of finished products. Our scale also enables us to serve national customers, such as Home Depot, in a variety of end markets, including retail home centers, wholesale distribution companies, building materials professional dealers, manufactured housing producers and industrial manufacturers. We believe that our ability to provide high quality service on a national scale to each of these customers is a significant competitive advantage.

•	Significant Cash Flow Generation. The solid execution of our business strategies together with strong end-market demands have driven our recent operating performance, which has led to robust cash flows. We have generated $104.2 million of operating cash flow through the first half of 2016 compared to $2.5 million of cash used in the same period in 2015. Our historical cash flow profile has also been robust, evidenced by $219 million of cash from operating activities during the three-year period from 2013 through 2015 despite a challenging operating environment. As the North American building and construction industry has rebounded and continues to strengthen, we believe we are well-positioned to continue this positive cash flow trajectory. We have historically generated strong cash flow from operations throughout all industry cycles. We maintain a low cost position and a disciplined capital expenditure program. As previously demonstrated by reduction in capital spending, curtailment of selected operations and other initiatives in more challenging operating conditions, our management team and board of directors have taken appropriate actions to increase liquidity and financial flexibility. We believe this ability to manage through the cycle is one of our key competitive advantages.

•	Experienced Management Team with Strong Strategic Vision. Our senior management team has a proven track record of maximizing performance in both favorable and challenging market conditions; successfully integrating acquisitions; divesting non-core or underperforming assets; generating additional revenues through product innovation and applied technologies; targeting capital investments on projects that enhance yields and improve cost; and managing our cash flow and liquidity profile. Our performance over the previous several years of unprecedented challenges in our industry is a result of our management team’s focus on profitability, growth and cash flow generation.

Our Strategy

As a leading supplier of wood-based materials, we believe that the homebuilding products industry presents significant growth opportunities over the long run, and we intend to continue pursuing these opportunities by delivering innovative, high-quality commodity and specialty building products to retail, wholesale, homebuilding and industrial customers. We believe that we can continue to enhance our success by implementing the following core business strategies:

•	Continue to Grow Market Share and Capitalize on Strength in New Home Construction. We continue to strategically invest in our operations with the goal of maximizing profitability as the new home construction and repair and remodeling markets continue to strengthen. We believe the initiatives implemented and investments we have made during the past few years, and which we continue to make, have strengthened our market position and enhanced our ability to capture significant cash flow growth from continued improvement in the end markets we serve. We have also aggressively focused our sales and marketing efforts with the purpose of generating more sales of our products per housing start.

•	Generate High Value Added Sales Growth through Customer Focus and Innovation. Our marketing efforts target builders, industrial manufacturers and major home improvement retailers and focus on the features of our products. Our sales efforts target customers by channel and focus on providing these customers with quality service and a broad array of traditional and specialty building products. We continue to grow our high value add products to provide growing stable margins. Our facilities are strategically located in the United States, Canada and South America, allowing us to be closer to our customers and more responsive to end-user needs and trends. We prioritize quality service and continue to enhance our reputation for accurate deliveries on a timely basis. In addition, we continually seek to identify new specialty building products and markets where we can utilize our core competencies in the design, manufacturing and marketing of building products.

•	Improve Operating Efficiencies and Continue Focus on Cost Reductions and Portfolio Optimization. We have improved and continue to improve the cost structure of our facilities through our Lean Six Sigma efforts, the sale or closure of underperforming mills and manufacturing facilities, as well as investing in technology. Our Lean Six Sigma efforts continue to produce excellent returns from cost-savings and efficiency projects across our organization. We have also structured our management teams along product lines to enhance our ability to implement best manufacturing practices across operations. Given these initiatives and the strategic locations of many of our facilities, we believe that we are one of the lowest average delivered-cost producers of OSB in North America. We also employ a strategy of curtailing production at selected facilities, when appropriate, in order to meet customer demand, and optimize our portfolio and margins. This was most recently exhibited in our decision to convert the Swan Valley OSB mill to a siding mill. As market conditions continue to change and improve, we plan to continue to adapt our product mix, selectively invest in new technologies that modernize our manufacturing facilities, and develop improved manufacturing processes in order to continue to enhance the quality and consistency of our earnings.

•	Continue to Grow Our Siding Segment and Expand Internationally in Order to Diversify Revenue Mix. We believe that we are currently the leading producer of treated engineered wood siding and, therefore, are poised to benefit from demand growth as it continues to displace alternative siding materials such as vinyl, wood and fiber cement. Furthermore, this segment is less sensitive to new housing market cyclicality as over 50% of its demand comes from other markets including sheds, retail and the repair and remodeling end market. In addition, we believe that we are the sole producer of OSB in South America, another market expected to significantly grow. We currently operate two OSB mills in Chile and one in Brazil. One of the mills in Chile also manufactures siding products. Our investments in South America will help us continue to satisfy the growing demand for structural panels in South America to support the growth of affordable housing. This growth in the Siding and South American segments will continue to diversify our revenue mix.

•	Pursue Selected Strategic Transactions. We evaluate on an ongoing basis various opportunities to participate in acquisitions of assets, businesses and activities that complement our existing assets, businesses and activities, and other strategic business combination transactions. We believe that our pursuit of these opportunities, if successful, could enable us to substantially increase the size and scope of our businesses or joint ventures.

Recent Developments

We issued $368.7 million of limited recourse notes payable in 2003 in a private placement in order to monetize certain notes receivable, all of which were outstanding as of June 30, 2016. The limited recourse notes payable mature in February 2018 and are supported by a bank letter of credit. Our reimbursement obligations under the letter of credit are secured by $410.0 million in notes receivable from assets sales that are due May 2018 through October 2018. The limited recourse notes payable were issued by, and the associated notes receivable are held by, one of our special-purpose finance subsidiaries.

On August 26, 2016, we entered into agreements with the issuers of the notes receivable to provide for the acceleration of the collection of the notes receivable to November 2016. Concurrent with entering into the acceleration agreements, we gave irrevocable notice to the trustee for the limited recourse notes payable that we will repay all of the outstanding limited recourse notes payable, along with accrued and unpaid interest, with the proceeds from the collection of the notes receivable.

The acceleration of the notes receivable and the repayment of the limited recourse notes payable eliminates the timing difference between the maturities of the notes receivable and the limited recourse notes payable and will result in the realization of a minor tax benefit. This will also accelerate the taxable income associated with the notes receivable, which had been previously deferred until 2018, into the fourth quarter of 2016. We estimate that taxes due to the acceleration will be $120.8 million. As of December 31, 2015, we had $73.4 million of available loss carryover benefit to offset a portion of our 2016 tax liability.

On September 14, 2016, we accepted for purchase approximately $262.4 million aggregate principal amount of our 7.500% Senior Notes due 2020, which we refer to as the 2020 Notes, representing all 2020 Notes that were validly tendered and not validly withdrawn pursuant to our tender offer for any and all of our outstanding 2020 Notes, which we refer to as the Tender Offer. On October 14, 2016, we redeemed all of the 2020 Notes that remained outstanding after the consummation of the Tender Offer. We used the net proceeds from the issuance of the Original Notes, together with cash on hand, for the purchase and redemption of all of our outstanding 2020 Notes.

Corporate Information

Louisiana-Pacific Corporation is a Delaware corporation. Our executive offices are located at 414 Union Street, Suite 2000, Nashville, Tennessee 37219, and our telephone number at that location is (615) 986-5600. Our website address is www.lpcorp.com. The information available on or accessible through our website is not part of, or incorporated by reference into, this prospectus, other than the documents that we file with the SEC and incorporate by reference into this prospectus.

The Exchange Offer

The Exchange Offer	We are offering to exchange up to $350,000,000 aggregate principal amount of newly issued and registered 4.875% Senior Notes due 2024, which we refer to as the Exchange Notes, for an equal principal amount of our outstanding 4.875% Senior Notes due 2024, which we refer to as the Original Notes. The terms of each series of Exchange Notes are identical to those of the corresponding series of Original Notes in all material respects, except that the transfer restrictions, registration rights and related special interest provisions applicable to the Original Notes will not apply to the Exchange Notes. Each series of Exchange Notes will be of the same class as the corresponding series of outstanding Original Notes. Holders of Original Notes do not have any appraisal or dissenters’ rights in connection with the Exchange Offer.

Purpose of Exchange Offer	The Exchange Notes are being offered to satisfy our obligations under the registration rights agreement entered into at the time we issued and sold the Original Notes. Subject to limited exceptions, after the Exchange Offer is complete, you will not have any further rights under the registration rights agreement, including any right to require us to register any of the Original Notes that you do not exchange or to pay you the additional interest we agreed to pay to holders of Original Notes if we failed to timely complete the Exchange Offer.

Expiration Date; Withdrawal of Tenders; Return of Original Notes Not Accepted for Exchange	The Exchange Offer will expire at 5:00 p.m., New York City time, on December 13, 2016, or on a later date and time to which we extend it. We refer to such time and date as the Expiration Date. Tenders of Original Notes in the Exchange Offer may be withdrawn at any time prior to the Expiration Date. We will exchange the Exchange Notes for validly tendered Original Notes promptly following the Expiration Date. We refer to such date of exchange as the Exchange Date. Any Original Notes that are not accepted for exchange for any reason will be returned by us, at our expense, to the tendering holder promptly after the expiration or termination of the Exchange Offer.

Procedures for Tendering Original Notes	Each holder of Original Notes wishing to participate in the Exchange Offer must follow procedures of DTC’s Automated Tender Offer Program, or ATOP, subject to the terms and procedures of that program. The ATOP procedures require that the exchange agent receive, prior to the Expiration Date, a computer-generated message known as an “agent’s message” that is transmitted through ATOP and that DTC confirm that:

•	DTC has received instructions to exchange your Original Notes; and

•	you agree to be bound by the terms of the letter of transmittal.

See “The Exchange Offer—Procedures for Tendering.”

Consequences of Failure to Exchange the Original Notes	You will continue to hold Original Notes, which will remain subject to their existing transfer restrictions, if you do not validly tender your Original Notes or you tender your Original Notes and they are not accepted for exchange. With some limited exceptions, we will have no obligation to register the Original Notes after we consummate the Exchange Offer. See “The Exchange Offer—Terms of the Exchange Offer” and “The Exchange Offer—Consequences of Failure To Exchange.”

Conditions to the Exchange Offer	The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered or accepted for exchange. The Exchange Offer is subject to customary conditions, which may be waived by us in our discretion. We currently expect that all of the conditions will be satisfied and that no waivers will be necessary. See “The Exchange Offer—Conditions to the Exchange Offer.”

Exchange Agent	The Bank of New York Mellon Trust Company, N.A.

United States Federal Income Tax Considerations	Your exchange of an Original Note for an Exchange Note of the corresponding series will not constitute a taxable exchange and will not result in taxable income, gain or loss being recognized by you for U.S. federal income tax purposes. Immediately after the exchange, you will have the same adjusted basis and holding period in each Exchange Note received as you had immediately prior to the exchange in the corresponding Original Note surrendered. See “Certain U.S. Federal Income Tax Considerations.”

Risk Factors	You should consider carefully the risk factors beginning on page 15 of this prospectus before deciding whether to participate in the Exchange Offer.

The Exchange Notes

The following is a brief summary of the principal terms of the Exchange Notes. The terms of the Exchange Notes are identical in all material respects to those of the corresponding Original Notes except that the transfer restrictions, registration rights and related special interest provisions applicable to the Original Notes will not apply to the Exchange Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more complete description of the terms of the Exchange Notes, see “Description of the Notes.”

Issuer	Louisiana-Pacific Corporation.

Securities Offered	Up to $350,000,000 aggregate principal amount of Exchange Notes. The Exchange Notes offered hereby will be of the same class as the Original Notes.

Maturity Date	September 15, 2024.

Interest Payment Dates	March 15 and September 15 of each year, beginning on March 15, 2017.

Interest Rates	The Exchange Notes will bear interest at 4.875% per year.

Guarantees	As of the issue date, none of our subsidiaries will guarantee the Exchange Notes; however, in certain circumstances, guarantees of the Exchange Notes may be required in the future, including if any of our domestic subsidiaries become material subsidiaries and incur or guarantee certain debt.

Ranking	The Exchange Notes will be our unsecured senior obligations. The Exchange Notes will rank equally in right of payment with all of our existing and future senior indebtedness and will rank senior in right of payment to any future indebtedness that is subordinated to the notes.

The Exchange Notes will be effectively subordinated to all of our existing and future secured indebtedness, including any borrowings under our Revolving Credit Facility (as defined below), to the extent of the value of the assets securing such indebtedness, and structurally subordinated to all existing and future indebtedness and other liabilities of any of our subsidiaries that are not guarantors of the Exchange Notes.

As of the closing of the Exchange Offer, none of our subsidiaries will guarantee our obligations under the Exchange Notes and the Exchange Notes will be obligations exclusively of the Company, and, accordingly, the assets of these non-guarantor subsidiaries may not be available to make payments on the Exchange Notes. See “Risk Factors—Risks Related to the Exchange Notes.”

Optional Redemption	We may redeem some or all of the notes at any time prior to September 15, 2019 at a price equal to 100% of the principal amount thereof plus a “make-whole” premium, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

We may redeem some or all of the notes at any time on or after September 15, 2019 at the redemption prices set forth under “Description of the Notes—Redemption—Optional Redemption,” plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

In addition, on or prior to September 15, 2019 we may redeem up to 35% of the aggregate principal amount of the notes at a redemption price equal to 104.875% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption, with the net cash proceeds from one or more equity offerings.

Change of Control Offer	If we experience a change of control, each holder will have the right to require that we repurchase all or a portion of such holder’s notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the purchase date. See “Description of the Notes—Change of Control.”

Certain Covenants	The Indenture contains covenants that limit our ability to, among other things:

•	grant liens on our assets;

•	enter into sale and leaseback transactions; and

•	merge or consolidate or transfer certain of our assets.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of the Notes—Certain Covenants” in this prospectus.

Form and Denomination	The Exchange Notes will be issued in fully registered form in denominations of $2,000 and in integral multiples of $1,000 in excess thereof.

No Listing of the Exchange Notes	We do not intend to apply for a listing of the Exchange Notes on any securities exchange or an automated dealer quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes.

Governing Law	The Exchange Notes will be and the Indenture is governed by the laws of the State of New York.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the Exchange Notes. See “Use of Proceeds.”

Trustee, Registrar and Paying Agent	The Bank of New York Mellon Trust Company, N.A.

Risk Factors	See “Risk Factors” and other information in this prospectus for a discussion of factors that should be carefully considered by holders of Original Notes before tendering their Original Notes in the Exchange Offer in exchange for the Exchange Notes.

Summary Historical Consolidated Financial and Other Data

The following tables set forth summary consolidated financial data as of December 31, 2015 and 2014 and for each of the three years ended December 31, 2015, 2014 and 2013, as of June 30, 2016 and for each of the six-month periods ended June 30, 2016 and 2015. The data for the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014 was derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2015, which we refer to as the 2015 Form 10-K. The data for the six months ended June 30, 2016 and 2015 and as of June 30, 2016 was derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, which we refer to as the Q2 2016 Form 10-Q. The 2015 Form 10-K and the Q2 2016 Form 10-Q are incorporated by reference herein.

The summary financial data set forth below should be read together with our consolidated financial statements and the accompanying notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the other information included in the 2015 Form 10-K and the Q2 2016 Form 10-Q or otherwise included or incorporated by reference herein. Results for interim and other historical periods are not necessarily indicative of results for the remainder of the fiscal year or any other future period.

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(dollar amounts in millions)
Statement of Operation Data:
Net sales:
OSB	$469.8	$401.2	$807.5	$855.2	$1,068.1
Siding	388.5	337.4	636.4	617.3	573.8
EWP	149.8	136.8	286.1	281.0	250.4
South America	71.5	74.6	134.9	150.4	171.5
Other products	12.7	14.7	29.0	32.8	30.6
Intersegment sales	(5.3)	—	(1.4)	(1.9)	(9.2)

Total net sales	$1,087.0	$964.7	$1,892.5	$1,934.8	$2,085.2

Operating profit (loss):
OSB	$59.3	$(46.5)	$(46.3)	$(52.6)	$230.3
Siding	68.7	62.1	93.2	79.8	85.8
EWP	(2.0)	(6.4)	(7.3)	(14.0)	(14.6)
South America	12.0	4.4	9.8	11.3	20.0
Other products	(0.6)	(1.9)	(2.8)	(3.5)	(6.1)
Gain (loss) on sales of and impairments of long-lived assets	(0.7)	(0.6)	(2.1)	3.1	(0.2)
Other operating credits and charges, net	(11.4)	(11.6)	(16.3)	(7.5)	(3.8)
General corporate and other expenses, net	(51.2)	(44.7)	(84.8)	(89.8)	(96.7)
Interest expense, net of capitalized interest	(17.3)	(14.7)	(31.2)	(29.8)	(36.0)
Investment income	3.9	2.4	4.4	5.5	10.3
Other non-operating income (expense)	1.9	(1.8)	(5.3)	(3.1)	29.5

Income (loss) from continuing operations before taxes	62.6	(59.3)	(88.7)	(100.6)	$218.5
Provision (benefit) for income taxes	20.6	(5.3)	(2.7)	(27.2)	41.1

Income (loss) from continuing operations	42.0	(54.0)	(86.0)	(73.4)	177.4
Loss from discontinued operations	—	—	(2.1)	(2.0)	(0.3)

Net income (loss)	$42.0	$(54.0)	$(88.1)	$(75.4)	$177.1

	As of December 31,		As of June 30, 2016
	2015	2014
	(dollar amounts in millions)
Balance Sheet Data:
Cash and cash equivalents	$434.7	$532.7	$474.8
Total assets	2,176.3	2,348.8	2,273.9
Total debt (1)	753.9	757.2	747.3
Total debt, excluding limited recourse notes payable (2)	363.2	366.5	356.6
Total stockholders’ equity	1,017.0	1,115.8	1,084.3

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(dollar amounts in millions)
Cash Flow Data:
Net cash provided by (used in) operations activities	$104.2	$(2.5)	$29.2	$(52.9)	$242.5
Net cash used in investing activities	(51.5)	(38.5)	(115.9)	(63.5)	(17.4)
Net cash used in financing activities	(16.1)	(6.3)	(4.4)	(3.9)	(126.4)
Other Financial Data:
Capital expenditures, and purchase of business	$51.1	$33.5	$113.8	$80.1	$143.0
EBITDA from continuing operations (3)(4)	136.3	7.4	44.4	29.9	345.8
Adjusted EBITDA from continuing operations (3)(4)	150.7	22.3	67.0	44.1	330.2

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(dollar amounts in millions)
Production Volumes (5):
OSB, 3/8” basis, million square feet	2,146	2,093	4,062	4,195	3,927
OSB, 3/8” basis, million square feet (produced by North America non-OSB mills)	126	16	108	99	168
Wood-based siding, 3/8” basis, million square feet	685	630	1,111	1,103	1,011
Engineered I-Joists, million lineal feet	39	35	77	76	74
Laminated veneer lumber and laminated strand lumber, thousand cubic feet	5,106	4,485	9,502	9,015	7,783
Commodity Product Pricing Trends (6):
OSB, MSF, 7/16” span rating (North Central price)	$245	$193	$208	$218	$315
OSB, MSF, 7/16” span rating (Western Canada price)	$217	$156	$168	$197	$300
OSB, MSF, 7/16” span rating (Southwest price)	$243	$189	$199	$208	$293

(1)	Excludes unamortized deferred debt costs.
(2)	Excludes the limited recourse notes payable described in “Description of Other Indebtedness—Limited Recourse Notes Payable.” This indebtedness was incurred to monetize certain notes receivable held by us, the aggregate principal amount of which exceeds the amount of the related limited recourse notes payable.
(3)	EBITDA from continuing operations is a non-GAAP financial measure that represents income (loss) from continuing operations before interest expense, taxes, depreciation and amortization. See “Non-GAAP Financial Measures.” In evaluating EBITDA from continuing operations, we believe that investors should consider, among other things, the amount by which EBITDA from continuing operations exceeds interest costs, how EBITDA from continuing operations compares to principal payments on debt and how EBITDA from continuing operations compares to capital expenditures for each period. EBITDA from continuing operations is reconciled to income (loss) from continuing operations as shown in the table below.
(4)	Adjusted EBITDA from continuing operations is a non-GAAP financial measure that represents EBITDA from continuing operations, as adjusted as described under “Non-GAAP Financial Measures.” In evaluating Adjusted EBITDA from continuing operations, we believe that investors should consider, among other things, the amount by which Adjusted EBITDA from continuing operations exceeds interest costs, how Adjusted EBITDA from continuing operations compares to principal payments on debt and how Adjusted EBITDA from continuing operations compares to capital expenditures for each period. Adjusted EBITDA from continuing operations is reconciled to income (loss) from continuing operations as shown in the table below.

The following table provides a reconciliation of income (loss) from continuing operations to EBITDA from continuing operations and Adjusted EBITDA from continuing operations:

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(dollar amounts in millions)
Reconciliation of income (loss) from continuing operations to EBITDA from continuing operations and Adjusted EBITDA from continuing operations
Sales	$1,087.0	$964.7	$1,892.5	$1,934.8	$2,085.2

Depreciation and amortization	56.4	52.0	101.9	100.7	91.3
Cost of sales and selling and administrative	947.4	947.8	1,835.5	1,907.3	1,787.1
Loss on sales of and impairments of long-lived assets	0.7	0.6	2.1	(3.1)	0.2
Other operating credits and charges, net	11.4	11.6	16.3	7.5	3.8

Total operating costs	$1,015.9	$1,012.0	$1,955.8	$2,012.4	$1,882.4

Income (loss) from operations	71.1	(47.3)	(63.3)	(77.6)	202.8
Total non-operating expense	(11.5)	(14.1)	(32.1)	(27.4)	3.8

Income (loss) before income taxes and equity in income of unconsolidated affiliates	59.6	(61.4)	(95.4)	(105.0)	206.6
Provision (benefit) for income taxes	20.6	(5.3)	(2.7)	(27.2)	41.1
Equity in income of unconsolidated affiliates	(3.0)	(2.1)	(6.7)	(4.4)	(11.9)

Income (loss) from continuing operations	$42.0	$(54.0)	$(86.0)	$(73.4)	$177.4

Reconciliation of income (loss) from continuing operations to Adjusted EBITDA from continuing operations
Income (loss) from continuing operations	$42.0	$(54.0)	$(86.0)	$(73.4)	$177.4
Provision (benefit) for income taxes	20.6	(5.3)	(2.7)	(27.2)	41.1
Interest expense, net of capitalized interest	17.3	14.7	31.2	29.8	36.0
Depreciation and amortization	56.4	52.0	101.9	100.7	91.3

EBITDA from continuing operations	136.3	7.4	44.4	29.9	345.8

Stock based compensation expense	6.2	5.1	9.3	9.4	8.8
Loss on sales of and impairments of long-lived assets	0.7	0.6	2.1	(3.1)	0.2
Other operating credits and charges, net	11.4	11.6	16.3	7.5	3.8
Other operating credit and charges, associated with JVs	—	—	(0.7)	(1.0)	2.7
Gain on acquisition	—	—	—	—	(35.9)
Gain on sale of JV	—	—	—	—	(1.2)
Expenses associated with proposed acquisition of Ainsworth Lumber Co Ltd.	—	—	—	6.8	7.6
Investment income	(3.9)	(2.4)	(4.4)	(5.5)	(10.3)
Early debt extinguishment	—	—	—	—	2.3
Depreciation included in equity in (income) of unconsolidated affiliates	—	—	—	0.1	6.4

Adjusted EBITDA from continuing operations	$150.7	$22.3	$67.0	$44.1	$330.2

(5)	Includes products purchased from joint ventures or through sales arrangements.
(6)	Prices represent yearly averages stated in dollars per thousand square feet, or MSF, as published in Random Lengths, an industry publication.

RISK FACTORS

The terms of the Exchange Notes are identical in all material respects to those of the corresponding series of Original Notes, except that the transfer restrictions, registration rights and related special interest provisions applicable to the Original Notes will not apply to the Exchange Notes. Before making a decision regarding the Exchange Offer, you should carefully consider the risks described below and all of the information contained or incorporated by reference into this prospectus, including the information in Part I, Item 1A, “Risk Factors,” in our most recent Annual Report on Form 10-K, in each case as these risk factors are amended or supplemented by subsequent Quarterly Reports on Form 10-Q that are incorporated by reference in this prospectus, before making an investment decision. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties that are not yet identified may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment. See “Disclosures Regarding Forward-Looking Statements” in this prospectus.

Risks Related to the Exchange Offer

If you fail to exchange your Original Notes, they will continue to be restricted securities and will likely become less liquid.

Original Notes that you do not tender, or we do not accept, will, following the Exchange Offer, continue to be restricted securities, and you may not offer to sell them except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We will issue Exchange Notes in exchange for Original Notes of the corresponding series pursuant to the Exchange Offer only following the satisfaction of the procedures and conditions set forth in “The Exchange Offer—Procedures for Tendering” and “The Exchange Offer—Conditions to the Exchange Offer.” These procedures and conditions include timely receipt by the exchange agent of a confirmation of book-entry transfer of the Original Notes being tendered and an agent’s message from DTC.

Because we anticipate that all or substantially all holders of Original Notes will elect to exchange their Original Notes in the Exchange Offer, we expect that the market for any Original Notes remaining after the completion of the Exchange Offer will be substantially limited. Any Original Notes tendered and exchanged in the Exchange Offer will reduce the aggregate principal amount of the Original Notes of the applicable series outstanding. If you do not tender your Original Notes following the Exchange Offer, you generally will not have any further registration rights, and your Original Notes will continue to be subject to certain transfer restrictions. Accordingly, the liquidity of the market for the Original Notes of each series is likely to be adversely affected.

You must follow the appropriate procedures to tender your Original Notes or they will not be exchanged.

The Exchange Notes will be issued in exchange for the Original Notes only after timely receipt by the exchange agent of the Original Notes or a book-entry confirmation related thereto, a properly completed and executed letter of transmittal or an agent’s message and all other required documentation. If you want to tender your Original Notes in exchange for Exchange Notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent are under any duty to give you notification of defects or irregularities with respect to tenders of Original Notes for exchange. Original Notes that are not tendered or are tendered but not accepted will, following the Exchange Offer, continue to be subject to the existing transfer restrictions. In addition, if you tender the Original Notes in the Exchange Offer to participate in a distribution of the Exchange Notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For additional information, please refer to the sections entitled “The Exchange Offer” and “Plan of Distribution” later in this prospectus.

The Exchange Offer may not be consummated.

The Exchange Offer is subject to customary conditions set forth in “The Exchange Offer—Conditions to the Exchange Offer” later in this prospectus. These conditions are for our sole benefit and may be asserted by us with respect to all or any portion of the Exchange Offer regardless of the circumstances, including any action or inaction by us, giving rise to the condition or may be waived by us in whole or in part at any time or from time to time in our sole discretion. We reserve the right, notwithstanding the satisfaction of these conditions, to terminate or amend the Exchange Offer. In addition, we will not accept for exchange any Original Notes tendered, and no Exchange Notes will be issued in exchange for any Original Notes, if at such time, any stop order has been issued or is threatened with respect to the registration statement of which this prospectus forms a part, or with respect to the qualification of the Indenture, under which the Original Notes were issued under the Trust Indenture Act of 1939, as amended, which we refer to as the Trust Indenture Act.

Risks Related to the Exchange Notes

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes, obtaining financing in the future and reacting to changes in our business.

We have a substantial amount of debt which requires significant payments. As of June 30, 2016, on an as-adjusted basis to reflect the issuance of the Original Notes, we would have had $745.2 million of debt outstanding including unamortized deferred debt costs (or $354.5 million excluding $390.7 million of limited recourse notes payable).

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	make it more difficult for us to meet all of our obligations to creditors, who could then require us, among other things, to restructure our indebtedness, sell assets or raise additional debt or equity capital;

•	increase our vulnerability to adverse economic and general industry conditions;

•	limit our flexibility in planning for, and reacting to, changes in our business and industry;

•	require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, which will reduce the availability of our cash flows to fund acquisitions, working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of our growth strategy or general corporate purposes;

•	place us at a competitive disadvantage compared to our competitors that may have less debt;

•	limit our ability to make future acquisitions; and

•	increase our cost of borrowing, whether due to one or more of the consequences described above or to the effect of interest rate fluctuations on our variable-rate debt.

The credit agreements governing our Credit Facilities contain, and the Indenture contains, and the instruments governing any indebtedness we may incur in the future may contain, restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with these covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all or a portion of our outstanding indebtedness.

Despite current indebtedness levels, we and our subsidiaries may still incur substantially more debt. This could exacerbate the risks described above.

We and our subsidiaries may be able to incur substantial additional indebtedness, including additional secured indebtedness, in the future. The credit agreements do not, and the Indenture does not, prohibit us or our subsidiaries from doing so. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we now face could intensify. See “Description of Other Indebtedness.”

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make scheduled payments on and to refinance our indebtedness, including the notes, and to fund working capital requirements and other liquidity needs, will depend on our ability to generate cash. A number of factors that affect our ability to generate cash are beyond our control. These factors include economic, financial, competitive, legislative, regulatory and other factors affecting our industry and our business, as well as adverse weather conditions, natural disasters and catastrophic events that may be more localized or otherwise affect us differently than other industry participants. In addition, our deferred tax liabilities include substantial amounts related to installment sales of timber lands for which we have previously monetized most of the installments receivable. As a result of these monetizations, we will be required to fund these liabilities from sources other than such installments, including such tax loss and credit carryovers as may then be available to us. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. If our operating results and available cash are insufficient to meet our debt service obligations, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due. Additionally, the credit agreements governing our Credit Facilities and the Indenture limit the use of the proceeds from any disposition; as a result, we may not be allowed, under these documents, to use proceeds from such dispositions to satisfy all current debt service obligations.

Your right to receive payments on the notes is effectively subordinated to the rights of our existing and future secured creditors.

Holders of our secured indebtedness will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing their indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to the assets that constitute their collateral.

Holders of the notes will participate ratably in our remaining assets with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor. We cannot assure you that in any of the foregoing events there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured indebtedness. As of June 30, 2016, we had $10.0 million of secured debt outstanding, which consisted of debt of certain of our foreign subsidiaries.

As of the issue date of the Exchange Notes, none of our subsidiaries will guarantee our obligations under the notes and, accordingly, the assets of these non-guarantor subsidiaries may not be available to make payments on the notes.

As of the issue date of the Exchange Notes, none of our subsidiaries will guarantee our obligations under the notes, and the notes will be obligations exclusively of the Company. No payments are required to be made from assets of subsidiaries that do not guarantee the notes, unless those assets are transferred by dividend or otherwise to us. In the event of a bankruptcy, liquidation or reorganization of any of our current or future non-guarantor subsidiaries, holders of their liabilities, including their trade creditors, will be entitled to payment of their claims from the assets of those subsidiaries before any assets of those subsidiaries are made available for distribution to us (and therefore to holders of the notes). As a result, the notes will be structurally subordinated to all debt and other liabilities, including trade payables, of such non-guarantor subsidiaries. As of June 30, 2016, our subsidiaries had approximately $396.3 million of debt and other liabilities (or $5.6 million excluding $390.7 million of limited recourse notes payable). Our subsidiaries may incur additional indebtedness and other liabilities subject to the limitations under “Description of the Notes—Certain Covenants.” As of the issue date of the Exchange Notes, none of our subsidiaries will guarantee our obligations under the notes; however, in certain circumstances, guarantees of the notes may be required in the future, including if any of our domestic subsidiaries become material subsidiaries and incur or guarantee certain debt.

The notes, and any subsidiary guarantees, could be deemed fraudulent conveyances under certain circumstances and a court may try to subordinate or void them.

Under the fraudulent conveyance statutes, if a court were to find that, at the time the notes were issued:

•	we issued the notes with the intent to hinder, delay or defraud any present or future creditor; or

•	we contemplated insolvency with a design to favor one or more creditors to the exclusion of others; or

•	we did not receive fair consideration or reasonably equivalent value for issuing the notes and, at the time we issued the notes, we:

•	were insolvent or became insolvent as a result of issuing the notes;

•	were engaged or about to engage in a business or transaction for which our remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that we would incur, debts beyond our ability to pay those debts as they matured (as all of the foregoing terms are defined or interpreted under the relevant fraudulent transfer or conveyance statutes);

the court could void or subordinate the obligations evidenced by the notes.

On the basis of historical financial information, recent operating history and other factors, we believe that we are not insolvent, we are neither engaged nor about to engage in a business or transaction for which our remaining assets constitute unreasonably small capital, and we do not intend to incur, or believe that we will incur, obligations beyond our ability to pay as those obligations mature. We cannot predict what standard a court would apply in making such determinations or whether that court would agree with our conclusions in this regard.

The amount that can be collected under the guarantees, if any, will be limited.

In the event that any of our subsidiaries are required to guarantee the notes, each of the guarantees will be limited to the maximum amount that can be guaranteed by a particular guarantor without rendering the guarantee, as it relates to that guarantor, voidable. In general, the maximum amount that can be guaranteed by a particular guarantor may be significantly less than the principal amount of the notes.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the Indenture. We may also enter into important corporate transactions that will not constitute a change of control.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and special interest, if any, up to but excluding the date of repurchase. However, it is possible that we may not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in the credit agreements governing our Credit Facilities will not allow such repurchases. If we failed to repurchase the notes in that circumstance, we would be in default under the Indenture. Upon the occurrence of a change of control, we could seek to refinance our indebtedness, including the notes, or obtain a waiver from the lenders or consent from you and other holders of the notes. We cannot assure you, however, that we would be able to obtain a waiver or consent, or refinance our indebtedness on commercially reasonable terms, if at all. Any future debt that we incur may also contain restrictions on repayment of the notes upon a change of control. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “change of control” under the Indenture. See “Description of the Notes—Change of Control.”

The terms of the Indenture and the notes provide only limited protection against significant corporate events that could adversely impact your investment in the notes.

While the Indenture and the notes contain terms intended to provide protection to holders of notes upon the occurrence of certain events involving significant corporate transactions and our creditworthiness, such terms are limited and may not be sufficient to protect your investment in the notes. The definition of change of control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our and our subsidiaries’ assets taken as a whole.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such holder’s notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our and our subsidiaries’ assets, taken as a whole, to another person or group may be uncertain.

The definition of the term “change of control triggering event” does not cover a variety of transactions (such as acquisitions by us or recapitalizations) that could negatively affect the value of your notes. If we were to enter into a significant corporate transaction that would negatively affect the value of the notes but would not constitute a “change of control triggering event,” we would not be required to offer to repurchase your notes prior to their maturity.

Active trading markets for the Exchange Notes may not develop.

The Exchange Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the Exchange Notes on any securities exchange or any automated quotation system. Accordingly, there can be no assurance that a trading market for the Exchange Notes of any series will ever develop or will be maintained. If a trading market does not develop or is not maintained, you may find it difficult or impossible to resell the Exchange Notes. Further, there can be no assurance as to the liquidity of any market that may develop for the Exchange Notes, your ability to sell such notes or the price at which you will be able to sell the Exchange Notes. Future trading prices of the notes will depend on many factors, including prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the Exchange Notes and the markets for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

•	the time remaining to the maturity of the Exchange Notes;

•	the outstanding amount of the Exchange Notes;

•	the terms related to optional redemption of the Exchange Notes; and

•	the level, direction and volatility of market interest rates generally.

In addition, if you do participate in the Exchange Offer for the purpose of participating in the distribution of the Exchange Notes, you must comply with the registration and prospectus delivery requirements of the Securities Act for any resale transaction. Each broker-dealer who holds Original Notes for its own account due to market-making or other trading activities and who receives Exchange Notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes.

The trading price of the notes may be volatile.

If an active trading market does develop for the notes, the trading price of the notes could be subject to significant fluctuations in response to, among other factors, changes in our operating results, interest rates, the market for non-investment grade debt securities, general economic conditions and securities analysts’ recommendations, if any, regarding our securities.

USE OF PROCEEDS

The Exchange Offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the Exchange Notes. In consideration for issuing the Exchange Notes as contemplated in this prospectus, we will receive, in exchange, an equal principal amount of the corresponding series of Original Notes. The Original Notes surrendered in exchange for the Exchange Notes will be retired and cannot be reissued. Accordingly, the issuance of the Exchange Notes will not result in any increase in our indebtedness.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to fixed charges for each of the last five fiscal years and the six months ended June 30, 2016.

	Six Months Ended June 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Consolidated ratio of earnings to fixed charges	4.3x	—	—	6.2x	1.8x	—
Consolidated deficiency of earnings to fixed charges (dollars in millions)	$—	$94.2	$103.1	$—	$—	$186.9

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income (loss) from continuing operations before income taxes and equity in (earnings) loss of unconsolidated affiliates plus distributed earnings from unconsolidated affiliates, fixed charges and amortization of interest capitalized minus interest capitalized. “Fixed charges” consist of interest expense, including amortization of discounts and debt issuance costs, and interest capitalized.

DESCRIPTION OF OTHER INDEBTEDNESS

Revolving Credit Facility

We have a revolving credit facility, or the Revolving Credit Facility, which provides for a committed borrowing capacity of up to $200 million, with a $60 million sublimit for letters of credit. The Revolving Credit Facility terminates and all loans made under the Revolving Credit Facility become due in December 2018. As of June 30, 2016, no revolving borrowings had been made or were outstanding under the Revolving Credit Facility.

Revolving borrowings under the Revolving Credit Facility accrue interest, at our option, at either a “base rate” plus a margin of 0.75% to 2.50% or LIBOR plus a margin of 1.75% to 3.50%. The credit agreement also includes an unused commitment fee, due quarterly, ranging from 0.30% to 0.625%. The applicable margins and fees within these ranges are based on our ratio of consolidated EBITDA to cash interest charges. The “base rate” is the highest of (i) the Federal funds rate plus 0.5%, (b) the U.S. prime rate, and (iii) one month LIBOR plus 1.0%. At June 30, 2016, we had $200 million of available liquidity under our Revolving Credit Facility and no borrowings outstanding under the Revolving Credit Facility. Based upon our available cash balances, we do not currently anticipate using our Revolving Credit Facility.

Subject to certain limited exceptions, obligations under the Revolving Credit Facility are secured by a lien on substantially all of our personal property and of our subsidiaries that are guarantors under the Revolving Credit Facility. Our obligations under our Revolving Credit Facility are guaranteed by certain of our existing and future wholly owned domestic subsidiaries.

The Revolving Credit Facility contains various restrictive covenants and customary events of default. The Revolving Credit Facility also contains financial covenants that require us and our consolidated subsidiaries to have, as of the end of each quarter, (i) a capitalization ratio (i.e., funded debt to total capitalization) of no more than 40% and (ii) unrestricted cash and cash equivalents of at least $200 million, in each case calculated in the manner specified in the Revolving Credit Facility. As of June 30, 2016, we were in compliance with all financial covenants under the Revolving Credit Facility.

Chilean Credit Agreement

Louisiana Pacific Chile SA, or LP Chile, is party to a term loan agreement with Banco de Credito e Inversiones under which LP Chile borrowed UF 943,543.7391 (equivalent to $39 million at the time of inception). The loan will be repaid in 16 semi-annual principal payments that began in June 2012 and end in December 2019. In 2016 and 2013, LP Chile made prepayments of $6.9 million and $21.0 million, respectively, against the loan The loan bears interest at UF plus 3.90% per annum, and is partially secured by a first priority security interest in substantially all of the real property owned by LP Chile. The loan contains various restrictive covenants and requires the maintenance by LP Chile of a debt to equity ratio of less than or equal to 1. If LP Chile is late in making payments, it will also be required to maintain a ratio of net debt to EBITDA of less than or equal to 2.5 and a ratio of EBITDA to financial costs of at least 3. The loan agreement also contains customary events of default, the occurrence of which could result in acceleration of LP Chile’s obligations to repay the indebtedness outstanding. Any increases or decreases in the loan balance shown are related to the change in the underlying foreign currency exchange rates, the UF or principal payments. As of June 30, 2016, the balance of the loan was $7.0 million.

Brazilian Credit Agreement

LP Brazil OSB Indústria e Comércio SA, or LP Brazil, is a party to an export financing term loan agreement with Banco Bradesco, under which LP Brazil borrowed $10 million. At June 30, 2016, the outstanding balance under this loan, which is required to be repaid in equal semi-annual payments that began in January 2013 and end in June 2017, was $3 million in principal. The term loan agreement various restrictive covenants, including the requirement that the indebtedness under the term loan rank at least pari passu with certain of LP Brazil’s present and future unsubordinated indebtedness, the proceeds of the term loan be used solely for export financing and that LP Brazil comply with certain banking regulations promulgated by Brazil’s central bank. The term loan agreement also contains certain events of default, the occurrence of which could result in acceleration of LP Brazil’s obligations to repay the indebtedness outstanding thereunder.

Limited Recourse Notes Payable

As of June 30, 2016, we had outstanding $22.0 million of limited recourse notes payable issued in 1998 in a private placement in order to monetize certain notes receivable. A principal amount of $90.0 million matured in 2013, and the remaining $22.0 million principal amount will mature in 2018. The limited recourse notes payable are secured by $22.2 million of notes receivable from Green Diamond Resource Company. The limited recourse notes payable were issued by, and the associated notes receivable are held by, one of our special-purpose finance subsidiaries. In the event of a default by Green Diamond Resource Company, we would be liable to pay only 10% of the indebtedness represented by the limited recourse notes payable.

As of June 30, 2016, we had outstanding $368.7 million of limited recourse notes payable issued in 2003 in a private placement in order to monetize certain notes receivable. The limited recourse notes payable mature in 2018, and are supported by a bank letter of credit. Our reimbursement obligations under the letter of credit are secured by $410 million in notes receivable from assets sales. The limited recourse notes payable were issued by, and the associated notes receivable are held by, one of our special-purpose finance subsidiaries. In general, the creditors under this arrangement have no recourse to our assets, other than the notes receivable. However, under certain circumstances, we may be liable for certain liabilities (including liabilities associated with the marketing or remarketing of the notes payable and reimbursement obligations, which are fully cash collateralized under the letter of credit supporting the notes payable) in an amount not to exceed 10% of the aggregate principal amount of the notes receivable. Our maximum exposure in this regard was approximately $41.0 million as of June 30, 2016. As described under “Prospectus Summary—Recent Developments,” on August 26, 2016, we entered into agreements with the issuers of the notes receivable to provide for the acceleration of the collection of the notes receivable to November 2016. Concurrent with entering into the acceleration agreements, we gave irrevocable notice to the trustee for the limited recourse notes payable that we will repay all of the outstanding limited recourse notes payable, along with accrued and unpaid interest, with the proceeds from the collection of the notes receivable. This transaction will result in an increase of $41.3 million in cash and acceleration of the notes receivable from asset sales and payment of limited recourse notes payable. The acceleration of the notes receivable and the repayment of the limited recourse notes payable eliminates the timing difference between the maturities of the notes receivable and the limited recourse notes payable and will result in the realization of a minor tax benefit. This will also accelerate the taxable income associated with the notes receivable, which had been previously deferred until 2018, into the fourth quarter of 2016. We estimate that taxes due to the acceleration will be $120.8 million. As of December 31, 2015, we had $73.4 million of available loss carryover benefit to offset a portion of our 2016 tax liability.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

In connection with the offer and sale of the Original Notes, we entered into a registration rights agreement with the initial purchasers of the Original Notes. We are making the Exchange Offer to satisfy our obligations under the registration rights agreement.

Terms of the Exchange Offer

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, Exchange Notes for an equal principal amount of Original Notes. The terms of the Exchange Notes are substantially identical in all material respects to those of the corresponding Original Notes, except that the transfer restrictions, registration rights and related special interest provisions applicable to the Original Notes will not apply to the Exchange Notes. The Exchange Notes will be of the same class as the corresponding Original Notes. The Exchange Notes will be entitled to the benefits of the Indenture. See “Description of the Notes.” The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Original Notes of any series being tendered or accepted for exchange. As of the date of this prospectus, $350,000,000 aggregate principal amount of Original Notes, were outstanding. Original Notes tendered in the Exchange Offer must be in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Based on certain interpretive letters issued by the staff of the SEC to third parties in unrelated transactions, holders of Original Notes, except any holder who is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act, who exchange their Original Notes for Exchange Notes pursuant to the Exchange Offer generally may offer the Exchange Notes for resale, resell the Exchange Notes and otherwise transfer the Exchange Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the Exchange Notes are acquired in the ordinary course of the holders’ business and such holders are not participating in, and have no arrangement or understanding with any person to participate in, a distribution of the Exchange Notes.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where the Original Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes as described in “Plan of Distribution.” In addition, to comply with the securities laws of individual jurisdictions, if applicable, the Exchange Notes may not be offered or sold unless they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and complied with. We have agreed, pursuant to the registration rights agreement, to file with the SEC a registration statement (of which this prospectus forms a part) with respect to the Exchange Notes. If you do not exchange Original Notes for Exchange Notes pursuant to the Exchange Offer, your Original Notes will continue to be subject to restrictions on transfer.

If any holder of the Original Notes is an affiliate of ours, is engaged in or intends to engage in or has any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer, the holder would not be able to rely on the applicable interpretations of the SEC and would be required to comply with the registration requirements of the Securities Act, except for resales made pursuant to an exemption from, or in a transaction not subject to, the registration requirement of the Securities Act and applicable state securities laws.

Expiration Date; Extensions; Termination; Amendments

The Exchange Offer will expire on the Expiration Date, which is 5:00 p.m., New York City time, on December 13, 2016 unless we, in our sole discretion, extend the period during which the Exchange Offer is open. We reserve the right to extend the Exchange Offer at any time and from time to time prior to the Expiration Date by giving written notice to The Bank of New York Mellon Trust Company, N.A., the exchange agent, and by public announcement communicated by no later than 5:00 p.m., New York City time, on the next business day following the previously scheduled Expiration Date, unless otherwise required by applicable law or regulation, by making a release to PR Newswire or other wire service. During any extension of the Exchange Offer, all Original Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by us.

The Exchange Date will promptly follow the Expiration Date. We expressly reserve the right to:

•	extend the Exchange Offer, delay acceptance of Original Notes due to an extension of the Exchange Offer or terminate the Exchange Offer and not permit acceptance of Original Notes not previously accepted if any of the conditions set forth under “—Conditions to the Exchange Offer” shall have occurred and shall not have been waived by us; and

•	amend the terms of the Exchange Offer in any manner, whether before or after any tender of the Original Notes.

If any termination or material amendment occurs, we will notify the exchange agent in writing and will either issue a press release or give written notice to the holders of the Original Notes as promptly as practicable. Additionally, in the event of a material amendment or change in the Exchange Offer, which would include any waiver of a material condition hereof, we will extend the offer period, if necessary, so that at least five business days remain in the Exchange Offer following notice of the material amendment or change, as applicable. Unless we terminate the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date, we will exchange the Exchange Notes for the tendered Original Notes promptly after the Expiration Date, and will issue to the exchange agent Exchange Notes for Original Notes validly tendered, not withdrawn and accepted for exchange. Original Notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after expiration or termination of the Exchange Offer. See “—Acceptance of Original Notes and Delivery of Exchange Notes.”

This prospectus and the accompanying letter of transmittal and other relevant materials will be mailed by us to record holders of Original Notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of Original Notes.

Procedures for Tendering

To participate in the Exchange Offer, you must properly tender your Original Notes to the exchange agent as described below. We will only issue the Exchange Notes in exchange for the Original Notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the Original Notes, and you should follow carefully the instructions on how to tender your Original Notes. It is your responsibility to properly tender your Original Notes. No letter of transmittal or other document should be sent to us. Beneficial owners may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for them.

If you have any questions or need help in exchanging your Original Notes, please contact the exchange agent at the address or telephone numbers set forth below.

All of the Original Notes were issued in book-entry form, and all of the Original Notes are currently represented by global certificates registered in the name of Cede & Co., the nominee of DTC. You may tender your Original Notes using ATOP. The exchange agent will make a request to establish an account with respect to the Original Notes at DTC for purposes of the Exchange Offer within two business days after this prospectus is mailed to holders, and any financial institution that is a participant in DTC may make book-entry delivery of Original Notes by causing DTC to transfer the Original Notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender the Original Notes and that the participant agrees to be bound by the terms of the letter of transmittal.

By using the ATOP procedures to exchange the Original Notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it. The tender of Original Notes by you pursuant to the procedures set forth in this prospectus will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

All questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of Original Notes will be determined by us and will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, upon advice of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular Original Notes. Our interpretation of the terms and conditions of the Exchange Offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of the Original Notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of the Original Notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of the Original Notes will not be deemed made until such defects or irregularities have been cured or waived. Any Original Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder as soon as practicable after the Expiration Date of the Exchange Offer.

In all cases, we will issue the Exchange Notes for the Original Notes that we have accepted for exchange under the Exchange Offer only after the exchange agent receives, prior to the Expiration Date, a book-entry confirmation of such number of the Original Notes into the exchange agent’s account at DTC and a properly transmitted agent’s message.

If we do not accept any tendered Original Notes for exchange or if the Original Notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged Original Notes will be returned without expense to their tendering holder. Such non-exchanged Original Notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the Exchange Offer.

Each broker-dealer that receives the Exchange Notes for its own account in exchange for the Original Notes, where those Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those Exchange Notes. See “Plan of Distribution.”

Terms and Conditions Contained in the Letter of Transmittal

The accompanying letter of transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

The transferring party tendering Original Notes for exchange will be deemed to have exchanged, assigned and transferred the Original Notes to us and irrevocably constituted and appointed the exchange agent as the transferor’s agent and attorney-in-fact to cause the Original Notes to be assigned, transferred and exchanged.

The transferor will be required to represent and warrant that it has full power and authority to tender, exchange, assign and transfer the Original Notes and to acquire Exchange Notes issuable upon the exchange of the tendered Original Notes and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered Original Notes, free and clear of all liens, restrictions (other than restrictions on transfer), charges and encumbrances and that the tendered Original Notes are not and will not be subject to any adverse claim. The transferor will be required to also agree that it will, upon request, execute and deliver any additional documents deemed by the exchange agent or us to be necessary or desirable to complete the exchange, assignment and transfer of tendered Original Notes. The transferor will be required to agree that acceptance of any tendered Original Notes by us and the issuance of Exchange Notes in exchange for tendered Original Notes will constitute performance in full by us of our obligations under the registration rights agreement and that we will have no further obligations or liabilities under the registration rights agreement, except in certain limited circumstances. All authority conferred by the transferor will survive the death, bankruptcy or incapacity of the transferor and every obligation of the transferor will be binding upon the heirs, legal representatives, successors, assigns, executors, administrators and trustees in bankruptcy of the transferor.

Upon agreement to the terms of the letter of transmittal pursuant to an agent’s message, a holder, or beneficial holder of the Original Notes on behalf of which the holder has tendered, will, subject to that holder’s ability to withdraw its tender, and subject to the terms and conditions of the Exchange Offer generally, thereby certify that:

•	it is not an affiliate of ours or our subsidiaries or, if the transferor is an affiliate of ours or our subsidiaries, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	the Exchange Notes are being acquired in the ordinary course of business of the person receiving the Exchange Notes, whether or not the person is the registered holder; and

•	the transferor has not entered into, engaged in, does not intend to engage in, and has no arrangement or understanding with any other person to engage in a distribution of the Exchange Notes issued to the transferor.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See “Plan of Distribution.”

Withdrawal Rights

Original Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date.

For a withdrawal to be effective, a written letter, telegram, telex or facsimile transmission notice of withdrawal must be received by the institution specified in the accompanying letter of transmittal at the address set forth therein not later than 5:00 p.m., New York City time, on the Expiration Date. Any notice of withdrawal must specify the name of such holder, the principal amount of Original Notes delivered for exchange, a statement that such holder is withdrawing such holder’s election to have such Original Notes exchanged and number of the account at DTC to be credited with withdrawn Original Notes and otherwise comply with the ATOP procedures. The exchange agent will return properly withdrawn Original Notes promptly following receipt of notice of withdrawal. Properly withdrawn Original Notes may be retendered by following the procedures described under “—Procedures for Tendering” above at any time on or prior to 5:00 p.m., New York City time, on the Expiration Date. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us, and will be final and binding on all parties.

Acceptance of Original Notes and Delivery of Exchange Notes

Upon the terms and subject to the conditions of the Exchange Offer, the acceptance for exchange of Original Notes validly tendered and not withdrawn and the issuance of the Exchange Notes will be made on the Exchange Date. For purposes of the Exchange Offer, we will be deemed to have accepted for exchange validly tendered Original Notes when and if we have given written notice to the exchange agent. The Original Notes surrendered in exchange for the Exchange Notes will be retired and cannot be reissued.

The exchange agent will act as agent for the tendering holders of each series of Original Notes for the purposes of receiving corresponding series of Exchange Notes from us and causing the Original Notes to be assigned, transferred and exchanged. Original Notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the procedures described above will be credited to an account maintained by the holder with DTC for the Original Notes, promptly after withdrawal, rejection of tender or termination of the Exchange Offer.

Conditions to the Exchange Offer

Without regard to other terms of the Exchange Offer, we will not be required to exchange any Exchange Notes for any Original Notes and may terminate the Exchange Offer before the acceptance of any Original Notes for exchange and before the expiration of the Exchange Offer, if:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer that, in our reasonable judgment, might materially impair our ability to proceed with the Exchange Offer;

•	the Staff of the SEC proposes, adopts or enacts any law, statute, rule or regulation or issues any interpretation of any existing law, statute, rule or regulation that, in our reasonable judgment, might materially impair our ability to proceed with the Exchange Offer; or

•	any governmental approval or approval by holders of the Original Notes has not been obtained if we, in our reasonable judgment, deem this approval necessary for the consummation of the Exchange Offer.

If, in our reasonable judgment, we determine that any of these conditions are not satisfied, we may:

•	refuse to accept any Original Notes and return all tendered Original Notes to the tendering holders, or, in the case of Original Notes tendered by book-entry transfer, credit those Original Notes to an account maintained with DTC;

•	extend the Exchange Offer and retain all Original Notes tendered before the expiration of the Exchange Offer, subject, however, to the rights of holders who tendered the Original Notes to withdraw their Original Notes; or

•	waive unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Original Notes that have not been withdrawn.

If the waiver constitutes a material change to the Exchange Offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders of the Original Notes, and we will extend the Exchange Offer for a period of up to ten business days, depending on the significance of the waiver and the manner of disclosure of the registered holders of the Original Notes, if the Exchange Offer would otherwise expire during this period.

In addition, we will not accept for exchange any Original Notes tendered, and no Exchange Notes will be issued in exchange for any Original Notes, if at such time, any stop order has been issued or is threatened with respect to the registration statement of which this prospectus forms a part, or with respect to the qualification of the Indenture under the Trust Indenture Act.

Exchange Agent

The Bank of New York Mellon Trust Company, N.A. has been appointed as the exchange agent for the Exchange Offer. Questions relating to the procedure for tendering, as well as requests for additional copies of this prospectus or the accompanying letter of transmittal, should be directed to the exchange agent addressed as follows:

By Registered Certified or Regular Mail or Overnight Courier or Hand Delivery:

The Bank of New York Mellon Trust Company, N.A., as Exchange Agent

c/o The Bank of New York Mellon Corporation

Corporate Trust – Reorg

111 Sanders Creek Parkway

East Syracuse, NY 13057

Attention: Dacia Brown-Jones

Email: dacia.brown@bnymellon.com

By Facsimile Transmission (eligible institutions only):

(732) 667-9408

For Information or Confirmation by Telephone:

(315) 414-3349

Originals of all documents sent by facsimile should be promptly sent to the exchange agent by mail, by hand or by overnight delivery service.

Solicitation of Tenders; Expenses

We have not retained any dealer-manager or similar agent in connection with the Exchange Offer and we will not make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for actual and reasonable out-of-pocket expenses. The expenses to be incurred in connection with the Exchange Offer, including the fees and expenses of the exchange agent and printing, accounting and legal fees, will be paid by us.

No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this prospectus. If given or made, the information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made in the Exchange Offer will, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or any earlier date as of which information is given in this prospectus.

The Exchange Offer are not being made to, nor will tenders be accepted from or on behalf of, holders of Original Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance would not be in compliance with the laws of the jurisdiction. However, we may, at our discretion, take any action as we may deem necessary to make the Exchange Offer in any jurisdiction.

Appraisal Rights

You will not have appraisal or dissenters’ rights in connection with the Exchange Offer.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the transfer of Original Notes to us and the issuance of Exchange Notes to you in the Exchange Offer—unless you instruct us to issue or cause to be issued Exchange Notes, or request that Original Notes not tendered or accepted in the Exchange Offer be returned, to a person other than the tendering holder. If transfer taxes are imposed for any such other reason, the amount of those transfer taxes, whether imposed on the registered holder or any other person, will be payable by the tendering holder.

If satisfactory evidence of payment or exemption from those transfer taxes is not submitted with the letter of transmittal, if applicable, the amount of those transfer taxes will be billed directly to the tendering holder and/or withheld from any amounts due to such holder.

Income Tax Considerations

We advise you to consult your own tax advisers as to your particular circumstances and the effects of any U.S. federal, state, local or foreign tax laws to which you may be subject.

The discussion in this prospectus is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, final, temporary, and proposed Treasury regulations, published rulings and other administrative pronouncements as of the date of this prospectus, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect.

The exchange of an Original Note for an Exchange Note will not constitute a taxable exchange and will not result in taxable income, gain or loss being recognized by you for U.S. federal income tax purposes. Immediately after the exchange, you will have the same adjusted basis and holding period in each Exchange Note received as you had immediately prior to the exchange in the corresponding Original Note surrendered. See “Certain U.S. Federal Income Tax Considerations” for more information.

Consequences of Failure to Exchange

As a consequence of the offer or sale of the Original Notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws, holders of Original Notes who do not exchange Original Notes for Exchange Notes in the Exchange Offer will continue to be subject to the restrictions on transfer of the Original Notes. In general, the Original Notes may not be offered or sold unless such offers and sales are registered under the Securities Act, or exempt from, or not subject to, the registration requirements of the Securities Act and applicable state securities laws.

Upon completion of the Exchange Offer, due to the restrictions on transfer of the Original Notes and the absence of similar restrictions applicable to the Exchange Notes, it is highly likely that the market, if any, for Original Notes will be relatively less liquid than the market for Exchange Notes. Consequently, holders of Original Notes who do not participate in the Exchange Offer could experience significant diminution in the value of their Original Notes compared to the value of the Exchange Notes.

DESCRIPTION OF THE NOTES

The Original Notes were, and the Exchange Notes will be, issued under the Indenture, dated as of September 14, 2016, which we refer to as the Indenture, entered into between Louisiana-Pacific, as issuer, and The Bank of New York Mellon Trust Company, N.A., as the trustee, which we refer to as the Trustee. The terms of the Original Notes and the Exchange Notes include those stated in the Indenture and the form of notes, as well as those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended, which we refer to as the TIA. Each series of Exchange Notes, when issued, will be part of the same series of corresponding Original Notes under the Indenture. References to “the notes” include the Original Notes and the Exchange Notes. The Original Notes constitute, and the Exchange Notes will constitute, senior debt securities issued under the Indenture. The Exchange Notes offered hereby and any Original Notes not tendered pursuant to the terms hereof will be treated as a single class under the Indenture, including for purposes of determining whether the required percentage of holders have given approval or consent to an amendment or waiver or joined in directing the Trustee to take certain actions on behalf of all holders.

The following description is a summary of the material provisions of the Indenture and does not include all of the information included in the Indenture and may not include all of the information that you would consider important. This summary is qualified by reference to the TIA, and to all of the provisions of the Indenture, including the definitions of terms therein and those terms made a part of the Indenture by reference to the TIA as in effect on the date the Indenture is qualified under the TIA. The definitions of most of the capitalized terms used in the following summary are set forth below under “—Certain Definitions.” For purposes of this section, references to “we,” “our” or the “Company” include only Louisiana-Pacific Corporation and not its Subsidiaries.

General

We will initially issue up to $350,000,000 million aggregate principal amount of the Exchange Notes.

The Exchange Notes will mature on September 15, 2024.

The Exchange Notes will accrue interest at a rate per annum equal to 4.875% payable semi-annually in arrears on March 15 and September 15 of each year commencing on March 15, 2017 (if the Settlement Date occurs before that date and otherwise on March 15, 2017), to the persons in whose names the notes are registered at the close of business on March 1 and September 1, respectively, preceding the interest payment date. Interest on the Exchange Notes will be paid on the basis of a 360-day year consisting of twelve 30-day months.

Interest on the Exchange Notes will accrue from the last interest payment date on which interest was paid or duly provided for with respect to the Original Notes, or, if no interest has been paid or duly provided for, from the date of the original issuance of the Original Notes.

If any interest payment date, stated maturity date or redemption date falls on a day that is not a business day, the payment will be made on the next business day and no interest will accrue for the period from and after such interest payment date, stated maturity date or redemption date.

The Exchange Notes will be issued in fully registered form only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

We may, without the consent of the holders, increase the principal amount of any series of Exchange Notes in the future, on the same terms and conditions, other than the public offering price, original interest accrual date and initial interest payment date, and with the same CUSIP number as such series of Exchange Notes. We will not issue any such additional notes of any series unless the additional notes are fungible with the series of Exchange Notes being offered for exchange hereby for U.S. federal income tax purposes. The Exchange Notes and any additional new notes of any series subsequently issued under the Indenture will be treated as a single series or class for all purposes under the Indenture, including, without limitation, waivers, amendments and redemptions.

The Indenture does not limit the amount of unsecured debt that we or any of our subsidiaries may issue. We may issue additional debt securities under the Indenture from time to time in one or more series, each in an amount authorized prior to issuance. Other than the restrictions contained in the Indenture on liens and sale/leaseback transactions described below under “—Certain Covenants,” the Indenture does not contain any covenants or other provisions designed to protect holders of the debt securities in the event that we participate in a highly leveraged transaction. In addition, the Indenture does not limit our ability to guarantee any indebtedness of our subsidiaries or any other person.

Brief Description of the Exchange Notes and the Subsidiary Guarantees

The Exchange Notes

The Exchange Notes will:

•	be general senior obligations of the Company, ranking equal in right of payment with all other existing and future unsubordinated indebtedness of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company;

•	not be secured by any assets of the Company, unlike borrowings under the Credit Agreement and other senior secured indebtedness, and therefore will be effectively junior to all existing and future secured indebtedness of the Company to the extent of the value of the collateral securing such indebtedness; and

•	be fully and unconditionally and jointly and severally guaranteed by the Company’s Domestic Subsidiaries (other than Excluded Subsidiaries) that are required to become guarantors under the terms of the Indenture.

If any of our Domestic Subsidiaries that is not an Excluded Subsidiary incurs or guarantees certain Indebtedness, it will be required to become a guarantor as described under “—Certain Covenants—Issuance of Subsidiary Guarantees.” As of the Issue Date, none of our subsidiaries will guarantee the notes. See “Risk Factors—Risks Related to the Exchange Notes—As of the issue date of the notes, none of our subsidiaries will guarantee our obligations under the notes and, accordingly, the assets of these non-guarantor subsidiaries may not be available to make payments on the notes.”

The Subsidiary Guarantees

After the Issue Date, if any of our Domestic Subsidiaries that is not an Excluded Subsidiary incurs or guarantees certain Indebtedness, it will be required to become a guarantor as described under “—Certain Covenants—Issuance of Subsidiary Guarantees.” As of the Issue Date, none of our Subsidiaries will guarantee the notes.

Each Subsidiary Guarantee of the notes will be a general senior obligation of the applicable Guarantor, ranking equal in right of payment to all existing and future unsubordinated indebtedness of that Guarantor and senior in right of payment to all existing and future subordinated indebtedness of the Guarantor. The Subsidiary Guarantees will not be secured by the assets of any Guarantor, unlike the guarantees of the Company’s obligations in respect of the Credit Agreement and other secured indebtedness, and therefore will be effectively junior to secured indebtedness to the extent of the value of the collateral securing such indebtedness.

These Subsidiary Guarantees will be full and unconditional and joint and several obligations of the Guarantors. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Related to the Exchange Notes—The notes, and any subsidiary guarantees, could be deemed fraudulent conveyances under certain circumstances and a court may try to subordinate or void them.” Federal and state statutes allow courts, under specific circumstances, to void a guarantee and the liens securing such guarantee and require noteholders to return payments received from the entity providing such guarantee.

In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Company. As of and for the twelve months ended June 30, 2016, the non-guarantor Subsidiaries represented approximately 19.1% of our consolidated assets (excluding intercompany assets), approximately 0.0% of our net sales (excluding intersegment sales) and approximately 7.9% of our net income.

Principal, Maturity and Interest

Exchange Notes in an aggregate principal amount of $350.0 million will be issued in this offering. The Exchange Notes will mature on September 15, 2024. Without the consent of any holders of notes, additional notes in an unlimited amount may be issued under the Indenture from time to time. The notes and any additional notes subsequently issued under the Indenture will be treated as a single class of securities for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase; provided that if the additional notes are not fungible with the notes for U.S. federal income tax purposes, the additional notes will have a separate CUSIP number.

Interest on the Exchange Notes will accrue at the rate of 4.875% per annum and will be payable semi-annually in cash in arrears on each March 15 and September 15 of each year, commencing on March 15, 2017, to the persons who are registered holders at the close of business on the March 1 and September 1 immediately preceding the applicable interest payment date. Interest on the Exchange Notes will accrue from and including the most recent date to which interest has been paid on the Original Notes or, if no interest has been paid, from and including the Issue Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

The Exchange Notes will not be entitled to the benefit of any mandatory sinking fund.

Redemption

Optional Redemption. The Company may redeem the notes in whole at any time or in part from time to time on and after September 15, 2019, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on September 15 of the year set forth below, plus, in each case, accrued and unpaid interest, if any, to, but not including, the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

Year	Percentage
2019	103.656%
2020	102.438%
2021	101.219%
2022 and thereafter	100.000%

At any time prior to September 15, 2019, the notes may also be redeemed in whole or in part, at the Company’s option, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest, if any, to, but not including, the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means, at any redemption date, the greater of (i) 1.0% of the principal amount of such note and (ii) the excess of (A) the present value at such redemption date of (1) the redemption price of such note on September 15, 2019 (such redemption price being that described in the first paragraph of this “Optional Redemption” section) plus (2) all required remaining scheduled interest payments due on such note through September 15, 2019, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such note on such redemption date; and, as calculated by the Company or on behalf of the Company by such Person as the Company shall designate as a calculation agent for such purpose; provided that such calculation shall not be a duty or obligation of the Trustee.

“Treasury Rate” means, with respect to a redemption date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to September 15, 2019; provided, however, that if the period from the redemption date to such date is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Optional Redemption upon Equity Offerings. At any time, or from time to time, on or prior to September 15, 2019, the Company may, at its option, use all or any portion of the net cash proceeds of one or more Equity Offerings to redeem up to 35% of the aggregate principal amount of the notes issued at a redemption price equal to 104.875% of the principal amount thereof plus accrued and unpaid interest, if any, to, but not including, the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that at least 65% of the aggregate principal amount of notes issued remains outstanding immediately after any such redemption. In order to effect the foregoing redemption with the net cash proceeds of any Equity Offering, the Company shall make such redemption not more than 180 days after the consummation of any such Equity Offering.

As used in the preceding paragraph, “Equity Offering” means any public or private sale of the common stock of the Company, other than any public offering with respect to the Company’s common stock registered on Form S-8 or other issuances upon exercise of options by employees of the Company or any of its Subsidiaries.

Mandatory Redemption. The Company is not required to make scheduled mandatory redemption payments or sinking fund payments with respect to the notes.

Selection and Notice of Redemption

Any redemption of the notes or notice of redemption may, at the Company’s discretion, be subject to one or more conditions precedent, including completion of an Equity Offering or other corporate transaction. If any redemption is subject to satisfaction of one or more conditions precedent, any notice in respect of such redemption shall state that, in the Company’s discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied (or waived by the Company in its sole discretion), or such redemption may not occur and such notice may be modified or rescinded in the event that any or all such conditions shall not have been satisfied (or waived by the Company in its sole discretion) by the redemption date, or by the redemption date so delayed. In addition, such notice of redemption may be extended if such conditions precedent have not been met by providing notice to the noteholders.

In the event that less than all of the notes are to be redeemed at any time, selection of the notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the notes are not then listed on a national securities exchange, on a pro rata basis, by lot, in accordance with the applicable procedures of DTC or by such method as the Trustee shall deem fair and appropriate; provided, however, that:

•	no notes of a principal amount of $2,000 or less shall be redeemed in part; and

•	if a partial redemption is to be made, selection of the notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the applicable procedures of DTC), unless the securities exchange, if any, on which the notes are listed requires a different method.

Notice of an optional redemption shall be mailed (or to the extent permitted or required by applicable DTC procedures or regulations with respect to global notes, sent electronically) at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption as long as the Company has deposited with the paying agent funds in satisfaction of the applicable redemption price plus accrued and unpaid interest, if any, pursuant to the Indenture.

Change of Control

The Indenture provides that, upon the occurrence of a Change of Control, each holder will have the right to require that the Company purchase all or a portion of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, thereon to, but not including, the date of purchase. Notwithstanding the occurrence of a Change of Control, the Company will not be obligated to repurchase the notes under this covenant if it has exercised its right to redeem all the notes under the terms of the section entitled “—Redemption—Optional Redemption.”

Within 30 days following the date upon which the Change of Control occurs, a notice will be sent, by first class mail (or to the extent permitted or required by applicable DTC procedures or regulations with respect to global notes, sent electronically), to each holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). Holders electing to have a note purchased pursuant to a Change of Control Offer will be required to surrender the note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the paying agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not validly withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary contained in the Indenture, a Change of Control Offer by the Company or a third party may be made in advance of a Change of Control and conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made. If holders of not less than 90% in aggregate principal amount of the outstanding notes validly tender and do not validly withdraw such notes in a Change of Control Offer and the Company, or any third party making the Change of Control Offer in lieu of the Company as described above, purchases all of the notes validly tendered and not validly withdrawn by such holders, the Company will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 15 days following such purchase pursuant to the Change of Control Offer described above, to redeem all notes that remain outstanding following such purchase at a price equal to 101% of the principal amount thereof plus accrued but unpaid interest, if any, to, but not including, the date of redemption set forth in such notice, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date.

The Company’s ability to pay cash to the holders of notes upon a Change of Control may be limited by the Company’s then-existing financial resources. Further, the agreements governing the Company’s other indebtedness contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control, and restrictions on repayment requirements with respect to specified events or transactions that constitute a Change of Control under the Indenture. If a Change of Control Offer is required to be made, there can be no assurance that the Company will have available funds sufficient to pay all indebtedness under the Credit Agreement, any other indebtedness required to be repaid in connection with such Change of Control and the Change of Control purchase price for all the notes that might be delivered by holders seeking to accept the Change of Control Offer. In the event the Company is required to repay such other indebtedness or purchase outstanding notes pursuant to a Change of Control Offer, the Company expects that it would seek third-party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a holder’s right to require the purchase of notes upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and the Domestic Subsidiaries to grant Liens on their property may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require the purchase of the notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such purchase. Such restrictions may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Change of Control” provisions of the Indenture by virtue thereof.

The definition of “Change of Control” includes, among other transactions, a disposition of “all or substantially all” of the assets of the Company. With respect to the disposition of assets, the phrase “all or substantially all” as used in the Indenture varies according to the facts and circumstances of the subject transactions, has no clearly established meaning under relevant law and is subject to judicial interpretation. Accordingly, in certain circumstances, there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company, and therefore it may be unclear whether a Change of Control has occurred and whether the Company is required to make a Change of Control Offer.

Certain Covenants

The Indenture contains, among others, the following covenants:

Issuance of Subsidiary Guarantees. If, on or after the Issue Date, the Company forms or acquires any Domestic Subsidiary (other than (y) an Acquired Subsidiary for so long as it is not a Wholly Owned Domestic Subsidiary or (z) an Excluded Subsidiary) that incurs or guarantees any Indebtedness under the Credit Agreement or other Indebtedness in an aggregate principal amount greater than $100.0 million (other than Indebtedness owing to the Company or a Subsidiary), or if, on or after the Issue Date, any Domestic Subsidiary (other than (y) an Acquired Subsidiary for so long as it is not a Wholly Owned Domestic Subsidiary or (z) an Excluded Subsidiary) that is not a Guarantor incurs or guarantees (a “Guarantee”) any Indebtedness of the Company or a Guarantor under the Credit Agreement or other Indebtedness in an aggregate principal amount greater than $100.0 million (other than Indebtedness owing to the Company or a Subsidiary) (“Guaranteed Indebtedness”), then the Company shall cause such Domestic Subsidiary or Domestic Subsidiary that is not a Guarantor, as the case may be, to:

(1)	execute and deliver to the Trustee a supplemental indenture in the form attached as an exhibit to the Indenture to the Trustee pursuant to which such Domestic Subsidiary or Domestic Subsidiary that is not a Guarantor, as the case may be, shall unconditionally guarantee all of the Company’s obligations under the notes and the Indenture on the terms set forth in the Indenture; and

(2)	execute and deliver to the Trustee an opinion of counsel (which may contain customary exceptions) that such supplemental indenture has been duly authorized, executed and delivered by such Domestic Subsidiary or Domestic Subsidiary that is not a Guarantor, as the case may be, and constitutes a legal, valid, binding and enforceable obligation of such Domestic Subsidiary or Domestic Subsidiary that is not a Guarantor, as the case may be.

The preceding paragraph will not be applicable to any Indebtedness of any Domestic Subsidiary to, or Guarantees of any Domestic Subsidiary given to, a bank or trust company or any commercial banking institution that is a member of the U.S. Federal Reserve System (or any branch, Subsidiary or affiliate thereof), in connection with the operation of cash management programs established for its benefit or that of any other Domestic Subsidiary, or Cash Management Programs, or to Indebtedness of the type described in clause (8) or (10) of the definition thereof (or Guarantees of such Indebtedness).

Thereafter, such Domestic Subsidiary or Domestic Subsidiary that was not a Guarantor, as the case may be, shall be a Guarantor for all purposes of the Indenture. The Company may cause any other Domestic Subsidiary of the Company to issue a Subsidiary Guarantee and become a Guarantor.

If the Guaranteed Indebtedness is pari passu with the notes, then the Guarantee of such Guaranteed Indebtedness shall be pari passu with the Subsidiary Guarantee. If the Guaranteed Indebtedness is subordinated to the notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the notes.

Notwithstanding the foregoing, a Subsidiary Guarantee of the notes provided by a Guarantor will be released without any action required on the part of the Trustee or any holder of the notes:

(1)	if the obligations of such Guarantor in respect of incurred or Guaranteed Indebtedness under the Credit Agreement or any other Indebtedness that gave rise to the obligation to provide such Subsidiary Guarantee are released, unless such Guarantor has any Indebtedness outstanding under the Credit Agreement or any other Indebtedness in an aggregate principal amount greater than $100.0 million, other than Indebtedness with respect to Cash Management Programs or Indebtedness of the type described in clause (8) or (10) of the definition thereof;

(2)	if (a) all of the Capital Stock of, or all or substantially all of the assets of, such Guarantor is sold or otherwise disposed of (including by way of merger or consolidation) to a Person other than the Company or any of its Domestic Subsidiaries or (b) such Guarantor ceases to be a Domestic Subsidiary;

(3)	upon Legal Defeasance or Covenant Defeasance or satisfaction and discharge of the Indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”; or

(4)	upon the Company’s request if the Fair Market Value of the assets of the applicable Guarantor together with the Fair Market Value of the assets of other Guarantors whose Subsidiary Guarantee was released in the same calendar year in reliance on this paragraph (4), do not exceed 10.0% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries (in each case as determined in accordance with GAAP) as of the end of the most recent fiscal quarter prior to the date of determination for which financial information is available (subject to cumulative carryover for amounts not used in any prior calendar year).

At the Company’s request, the Trustee, upon receipt of satisfactory documentation, will execute and deliver any instrument evidencing such release. A Guarantor may also be released from its obligation under its Subsidiary Guarantee in connection with a permitted amendment. See “—Modification of the Indenture.”

In addition, the Indenture provides that each noteholder and owner of a beneficial interest in the notes, by its acquisition of the notes, is deemed to consent to the terms of the release of Subsidiary Guarantees described herein without the need for any further consent, except for the release of all or substantially all of the Guarantors from Subsidiary Guarantees to the extent such release would require the consent of each of the noteholders under clause (7) in the second paragraph under “—Modification of the Indenture.” Each noteholder and owner of a beneficial interest in the notes, by their acquisition of the notes, consents to and agrees to that this deemed consent is intended to be the consent required by Section 316(b) of the TIA with respect to the release of any Subsidiary Guarantee and that the Company and the Trustee may release Guarantors in accordance with the Indenture in reliance on this deemed consent and without any further consent from them. Each noteholder and owner of a beneficial interest in the notes, by their acquisition of the notes, waives any and all claims against the Trustee and the Company in connection with the release of any Guarantor from the Indenture. Additionally, the Indenture provides that each noteholder and owner of a beneficial interest in the notes, by its acquisition of the notes, consents and agrees that any certification by the Company to the Trustee that any release of any Guarantors from their Subsidiary Guarantees does not constitute a release of all or substantially all of the Subsidiary Guarantees requiring the consent of each of the noteholders under clause (7) in the second paragraph under “—Modification of the Indenture” shall be binding on each noteholder and owner of a beneficial interest in the notes.

Limitation on Liens. The Company will not, and will not cause or permit any of the Domestic Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of the Company or any of the Domestic Subsidiaries, whether now owned or hereafter acquired, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom, in each case to secure Indebtedness, unless:

(1)	in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the notes or a Subsidiary Guarantee, the notes or such Subsidiary Guarantee is secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; and

(2)	in all other cases, the notes are equally and ratably secured; except for:

(a)	Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

(b)	Liens securing the notes or any Subsidiary Guarantee;

(c)	Liens in favor of the Company or any Subsidiary;

(d)	Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness (including, without limitation, Acquired Indebtedness) which has been secured by a Lien permitted under the Indenture; provided, however, that such Liens:

(i)	are no less favorable to holders of the notes and are not more favorable to the lienholders in all material respects, taken as a whole, with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced; and

(ii)	do not extend to or cover any property or assets of the Company or any of its Domestic Subsidiaries not securing the Indebtedness so Refinanced; and

(e)	Permitted Liens.

Any Lien created for the benefit of the holders of the notes pursuant to the preceding paragraph will be automatically and unconditionally released and discharged upon the release and discharge of the initial Lien.

Limitation on Sale and Leaseback Transactions. The Indenture provides that the Company will not, and will not permit any Domestic Subsidiary to, engage in any Sale and Leaseback Transaction unless:

(1)	the Company or such Domestic Subsidiary would be entitled to incur Indebtedness secured by a Lien pursuant to the covenant described under the caption “—Limitations on Liens” equal in amount to the net proceeds of the property sold or transferred or to be sold or to be transferred pursuant to such Sale and Leaseback Transaction and secured by a Lien on the property to be leased, without equally and ratably securing the notes outstanding under the Indenture as provided under said section; or

(2)	the Company or a Domestic Subsidiary shall apply, within 360 days before or after the effective date of such sale or transfer, an amount equal to such net proceeds to (i) the acquisition, construction, development or improvement of properties, facilities or equipment which are, or upon such acquisition, construction, development or improvement will be, a Principal Facility or Principal Facilities or a part thereof or (ii) the redemption of notes issued under the Indenture or to the repayment or redemption of Funded Debt of the Company or of any Subsidiary or Indebtedness of the Company or of any Subsidiary that was Funded Debt at the time it was created, or in part to such acquisition, construction, development or improvement and in part to such redemption and/or repayment. In lieu of applying an amount equal to such net proceeds to such repayment or redemption, the Company may, within 360 days after such sale or transfer, deliver to the appropriate indenture trustee or other applicable Person notes issued under the Indenture or Funded Debt for cancellation and thereby reduce the amount to be applied to the redemption of such notes or Funded Debt by an amount equivalent to the aggregate principal amount of notes or Funded Debt.

Merger, Consolidation and Sale of Assets. The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Subsidiary to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company’s assets (determined on a consolidated basis for the Company and the Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

(1)	either (A) the Company shall be the surviving or continuing corporation or (B) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the assets of the Company and the Subsidiaries substantially as an entirety (the “Surviving Entity”) (x) shall be validly existing under the laws of the United States or any State thereof or the District of Columbia and (y) shall expressly assume, by supplemental indenture (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the notes and the performance of every covenant of the notes and the Indenture on the part of the Company to be performed or observed;

(2)	immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (1)(B)(y) above (including, without limitation, giving effect to any Lien granted or to be released in connection with or in respect of the transaction), no Default or Event of Default shall have occurred and be continuing; and

(3)	the Company or the Surviving Entity shall have delivered to the Trustee an officer’s certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the assets of one or more Subsidiaries, the Capital Stock of which constitutes all or substantially all of the assets of the Company, shall be deemed to be the transfer of all or substantially all of the assets of the Company.

The Indenture provides that upon any consolidation or merger or any conveyance, lease or transfer of all or substantially all of the assets of the Company in accordance with the foregoing in which the Company is not the continuing corporation, the surviving entity formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the notes with the same effect as if such surviving entity had been named as such.

No Guarantor (other than any Guarantor whose Subsidiary Guarantee is to be released in accordance with the terms of the Subsidiary Guarantee and Indenture) will, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person other than the Company or any other Guarantor unless:

(1)	the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) is organized and existing under the laws of the United States or any State thereof or the District of Columbia;

(2)	such entity shall expressly assume by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the performance of every covenant of the notes and the Indenture on the part of such Guarantor to be performed or observed;

(3)	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(4)	the Company shall have delivered to the Trustee an officer’s certificate and opinion of counsel, each stating that such consolidation or merger and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

Reports to Holders. The Indenture provides that so long as the notes are outstanding, the Company will file with the Commission, and provide to the Trustee and the holders of the notes, the annual reports and the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) that are specified in Sections 13 and 15(d) of the Exchange Act within the time periods required by law (including any grace period provided by Rule 12b-25 under the Exchange Act); provided, however, that if the Company is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, then the time period to file and provide such reports, documents and information shall be that which is applicable to a non-accelerated filer; provided, further, that availability of the foregoing materials on the Commission’s EDGAR service (or any successor service thereto) shall be deemed to satisfy the Company’s delivery obligations under this provision. In the event that the Company is not permitted to file such reports, documents and information with the Commission pursuant to the Exchange Act, the Company will nevertheless provide such Exchange Act information to the Trustee and the holders of the notes as if the Company were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within the time periods required by law (including any grace period provided by Rule 12b-25 under the Exchange Act) with respect to a non-accelerated filer.

The Trustee will not be charged with constructive knowledge of the contents of the reports described herein and delivered to it.

Notwithstanding anything herein to the contrary, the Company will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (3) under “—Events of Default” until 90 days after the date any report hereunder is due.

Events of Default

The following events are defined in the Indenture as “Events of Default”:

(1)	the failure to pay interest on any notes when the same becomes due and payable and the default continues for a period of 30 days;

(2)	the failure to pay the principal on any notes when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase notes tendered pursuant to a Change of Control Offer);

(3)	a default by the Company or any Subsidiary in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 60 days after the Company receives written notice specifying the default from the Trustee or the holders of at least 25.0% of the outstanding principal amount of the notes (except in the case of a default with respect to the covenant described under “—Certain Covenants—Merger, Consolidation and Sale of Assets,” which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4)	a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Company or of any Subsidiary (or the payment of which is guaranteed by the Company or any Subsidiary), whether such Indebtedness now exists or is created after the Issue Date, which default (A) is caused by a failure to pay principal of such Indebtedness after any applicable grace period provided in such Indebtedness on the date of such default (a “payment default”) or (B) results in the acceleration of such Indebtedness prior to its express maturity (and such acceleration is not rescinded, or such Indebtedness is not repaid, within 30 days) and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, exceeds $100.0 million or more at any time;

(5)	one or more judgments in an aggregate amount in excess of $100.0 million not covered by adequate insurance (other than self-insurance) shall have been rendered against the Company or any of the Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and nonappealable;

(6)	certain events of bankruptcy affecting the Company or any of the Guarantors; or

(7)	any Subsidiary Guarantee of a Significant Subsidiary of the Company ceases to be in full force and effect or any Subsidiary Guarantee of such a Significant Subsidiary is declared to be null and void and unenforceable or any Subsidiary Guarantee of such a Significant Subsidiary is found to be invalid or any Guarantor which is a Significant Subsidiary denies its liability under its Subsidiary Guarantee (other than by reason of release of such Guarantor in accordance with the terms of the Indenture).

If an Event of Default (other than an Event of Default specified in clause (6) above) shall occur and be continuing and the Trustee has received written notice of such Event of Default at its corporate trust office, the Trustee or the holders of at least 25.0% in principal amount of outstanding notes may declare the principal of, premium, if any, and accrued interest on all the notes to be due and payable by notice in writing to the Company (and to the Trustee if given by the holders) specifying the respective Event of Default and that it is a “notice of acceleration,” and the same shall become immediately due and payable. If an Event of Default specified in clause (6) above occurs and is continuing, then all unpaid principal of, premium, if any, and accrued and unpaid interest on all of the outstanding notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder.

The Indenture provides that, at any time after a declaration of acceleration with respect to the notes as described in the preceding paragraph, the holders of a majority in principal amount of the then-outstanding notes may rescind and cancel such declaration and its consequences:

(1)	if the rescission would not conflict with any judgment or decree;

(2)	if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3)	to the extent the payment of such interest is lawful, if interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4)	if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its reasonable expenses, disbursements and advances; and

(5)	in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an officer’s certificate and an opinion of counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or Event of Default or impair any right consequent thereto.

The holders of a majority in principal amount of the then outstanding notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or premium, if any, or interest on any notes.

Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless such holders have offered to the Trustee indemnity and security satisfactory to the Trustee. Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

Under the Indenture, the Company will be required to provide an officer’s certificate to the Trustee within 30 days after the Company becoming aware of any Default or Event of Default. In addition, the Company will be required to provide an officer’s certificate annually regarding its knowledge of the occurrence of any Default or Event of Default and, if applicable, describing such Default or Event of Default and the status thereof.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have its obligations and the obligations of any Guarantors discharged with respect to the outstanding notes (“Legal Defeasance”). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes, except for:

(1)	the rights of holders to receive payments in respect of the principal of, or interest or premium, if any, on the notes when such payments are due;

(2)	the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, replacement of mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payments;

(3)	the rights, powers, trust, duties and immunities of the Trustee and the Company’s obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the Indenture.

In the event Legal Defeasance occurs, the events described under “Events of Default” (other than those relating to payments on the notes as provided above) will no longer constitute Events of Default with respect to the notes.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission or failure to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment and bankruptcy events) described under “—Events of Default” will no longer constitute an Event of Default with respect to the notes.

In order to exercise Legal Defeasance or Covenant Defeasance:

(1)	the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, in the written opinion of a nationally recognized firm of independent public accountants selected by the Company (which written opinion need only be given if non-callable U.S. government obligations have been so deposited), to pay the principal of, premium, if any, and interest on the outstanding notes on the stated date of payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders and beneficial owners of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders and beneficial owners of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound (other than the Indenture and any agreements or instruments governing any other Indebtedness being defeased, discharged or replaced, in each case, resulting from the borrowing of funds to be applied to such deposit and any similar deposit relating to other Indebtedness and any grant of any Lien to secure such borrowing);

(5)	the Company shall have delivered to the Trustee an officer’s certificate stating that the deposit was not made by the Company with the intent of preferring the holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; and

(6)	the Company shall have delivered to the Trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Satisfaction and Discharge

The Indenture will be satisfied and discharged and will cease to be of further effect as to all outstanding notes when:

(1)	either (a) all the notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in the Indenture) have been delivered to the Trustee for cancellation or (b) all notes not theretofore delivered to the Trustee for cancellation (except lost, stolen or destroyed notes which have been replaced or paid and notes and any and all other amounts due and owing under the Indenture for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in the Indenture) have (i) become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, in the written opinion of a nationally recognized firm of independent public accountants (which opinion need only be given if non-callable U.S. government obligations have been so deposited), to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and accrued interest on the notes to the date of deposit at maturity or redemption, as the case may be;

(2)	the Company and/or the Guarantors have paid or caused to be paid all other sums payable by it under the Indenture, including amounts owing to the Trustee;

(3)	the Company has delivered to the Trustee an officer’s certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with;

(4)	in the case of a redemption, the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the notes at redemption; and

(5)	no Event of Default shall occur as a result of such deposit (other than an Event of Default resulting from the borrowing of funds to be applied to such deposit and any similar deposit relating to other Indebtedness and the grant of any Lien to secure such borrowing) and such deposit will not result in a breach or violation of, or constitute a default under, any material instrument to which the Company is a party or by which the Company is bound (other than the Indenture and the agreements or instruments governing any other Indebtedness being defeased, discharged or replaced).

Modification of the Indenture

From time to time, the Company, any Guarantors and the Trustee, without the consent of the holders, may amend the Indenture for certain specified purposes, including:

(1)	to make any change that would provide any additional rights or benefits to the holders or that does not adversely affect in any material respect the legal rights under the Indenture of any such holder;

(2)	to add covenants for the benefit of the holders or to surrender any right or power conferred upon the Company or any Guarantor;

(3)	providing for the assumption by a successor Person of the obligations of the Company or any Guarantor under the Indenture;

(4)	to comply with the covenant described under “—Certain Covenants—Merger, Consolidation and Sale of Assets”;

(5)	adding any Guarantor or a corporate co-issuer under the Indenture; provided that any such amendment and/or Guarantee need only be executed by the new Guarantor or corporate co-issuer, as applicable, and the Company;

(6)	to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the TIA;

(7)	to provide for the issuance of additional notes in accordance with the limitations set forth in the Indenture;

(8)	to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(9)	to conform the text of the Indenture or the notes to any provision of this “Description of the Notes” to the extent that such provision in this “Description of the Notes” was intended to be a substantially verbatim recitation of a provision of the Indenture or the notes;

(10)	to comply with the rules of the DTC or any other applicable depositary;

(11)	to make any amendment to the provisions of the Indenture relating to the transfer and legending of notes as permitted by the Indenture, including, without limitation, to facilitate the issuance and administration of the notes; and

(12)	to mortgage, pledge, hypothecate or grant any other Lien in favor of the Trustee for the benefit of the holders of the notes, as security for the payment and performance of all or any portion of the notes, in any property or assets.

Other modifications and amendments of the Indenture may be made with the consent of the holders of a majority in principal amount of the then outstanding notes, except that, without the consent of each holder affected thereby, no amendment may:

(1)	reduce the amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the rate of or change or extend the time for payment of interest, including defaulted interest, on any notes;

(3)	reduce the principal of or change or have the effect of changing the stated maturity of any notes, or change the date on which any notes may be subject to redemption or reduce the redemption price therefor;

(4)	make any notes payable in money other than that stated in the notes;

(5)	at any time after a Change of Control has occurred, amend, change or modify the obligation of the Company to make and consummate a Change of Control Offer in relation to such Change of Control in accordance with the covenant described under the caption “Change of Control,” including amending, changing or modifying any definition relating thereto;

(6)	make any change in provisions of the Indenture protecting the right of each holder to receive payment of principal of, premium, if any, and interest on such notes on or after the stated due date thereof or to bring suit to enforce such payment, or permitting holders of a majority in principal amount of the then outstanding notes to waive Defaults or Events of Default (other than Defaults or Events of Default with respect to the payment of principal of or interest on the notes); or

(7)	release all or substantially all of the Guarantors from any of their obligations under the Subsidiary Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Governing Law

The Indenture provides that it, the notes and any Subsidiary Guarantees will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

The Indenture provides that, except during the continuance of an Event of Default known to the Trustee, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise, as a prudent Person would exercise or use under the circumstances in the conduct of its own affairs.

The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Book-Entry; Delivery and Form

Except as set forth below, the Exchange Notes have been or will be issued in registered global form in minimum denominations of $2,000 and multiples of $1,000 in excess of that amount. The Exchange Notes will initially be represented by one or more fully registered global notes, which we refer to as the Global Notes. Each such global note will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company, the “DTC,” in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal and interest and the transfers of interests in the Global Notes. The Exchange Notes will be issued only in the form of definitive global securities that will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until they are exchanged in whole or in part for notes in definitive form under the limited circumstances described below, a global note may not be transferred except as a whole (1) by DTC to a nominee, (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts that each of these systems maintain as participants in DTC.

Ownership of beneficial interests in the Global Notes will be limited to persons that have accounts with DTC for such Global Notes, who we refer to as participants, or persons that may hold interests through participants. Upon the issuance of the Global Notes, DTC will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the notes represented by such Global Notes beneficially owned by such participants.

Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants). Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Global Notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in the Global Notes, except in the event that use of the book-entry system for the Global Notes is discontinued. The laws of some states require that certain purchasers of securities take physical delivery in definitive form of securities that they own. Consequently, the ability to own, transfer or pledge beneficial interests in a Global Note to such purchasers will be limited to that extent.

So long as DTC or its nominee is the registered owner of the Global Notes, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Exchange Notes represented by such Global Notes for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Notes will not be entitled to have Exchange Notes represented by such Global Notes registered in their names, will not receive or be entitled to receive physical delivery of such Exchange Notes in certificated form and will not be considered the registered owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the Global Notes must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture.

We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in any of the Global Notes desires to give or take any action that a holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or to take such action or would otherwise act upon the instructions of beneficial owners holding through them.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the Global Notes, such as redemptions, tenders, defaults, and proposed amendments to the note documents. Beneficial owners may ascertain that the nominee holding the Global Notes for their benefit has agreed to obtain and transmit notices to beneficial owners or beneficial owners may provide their names and addresses to the registrar and request that copies of notices be provided directly to them.

Principal and interest payments on interests represented by the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner of such Global Notes. None of Louisiana-Pacific, the Trustee any other agent of Louisiana-Pacific or agent of the Trustee will have any responsibility or liability for any facet of the records relating to or payments made on account of beneficial ownership of interests. We expect that DTC, upon receipt of any payment of principal or interest in respect of the Global Notes, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in such Global Notes as shown on the records of DTC. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants.

If DTC is at any time unwilling or unable to continue as depository for the Global Notes of any series, and we fail to appoint a successor depository registered as a clearing agency under the Exchange Act within 90 days, we will issue notes of that series in definitive form in exchange for the Global Notes. Any Exchange Notes issued in definitive form in exchange for such Global Notes will be registered in such name or names, and will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof as DTC shall instruct the Trustee. It is expected that such instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the Global Notes.

DTC has advised us that DTC is a limited purpose trust company organized under the Banking Law of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) directly or indirectly own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Same-Day Settlement and Payment

All payments of principal and interest on the notes will be made by Louisiana-Pacific in immediately available funds. The notes will trade in DTC’s Same-Day Funds Settlement System until maturity, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Accounts Receivable Entity” means a Person, including, without limitation, a Subsidiary of the Company, whose operations consist solely of owning and/or selling accounts receivable of the Company and its Subsidiaries and engaging in other activities in connection with transactions that are Permitted Receivables Financings, including providing letters of credit for the Company or any of its Subsidiaries.

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Subsidiary or at the time it merges or consolidates with the Company or any of its Subsidiaries or assumed by the Company or any Subsidiary in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Subsidiary or such acquisition, merger or consolidation.

“Acquired Subsidiary” means a Person which becomes a Subsidiary after the Issue Date; provided that such Person has outstanding voting Capital Stock prior to becoming a Subsidiary of the Company and a majority of such voting Capital Stock was owned by Persons other than the Company or any of its Subsidiaries.

“Board of Directors” means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

“Capital Stock” means (1) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person, and (2) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

“Capitalized Lease Obligations” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Cash Management Obligations” means, with respect to any Person, all obligations of such Person in respect of overdrafts and related liabilities owed to any other Person that arise from treasury, depositary or cash management services, including in connection with any automated clearing house transfers of funds, or any similar transactions.

“Change of Control” means the occurrence of one or more of the following events:

(1)	any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group as defined in Section 13(d) of the Exchange Act (a “Group”) (whether or not otherwise in compliance with the provisions of the Indenture);

(2)	the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture); or

(3)	any Person or Group shall become the beneficial owner, directly or indirectly, of shares representing more than 50.0% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company.

“Change of Control Offer” has the meaning set forth under “—Change of Control.”

“Change of Control Payment Date” has the meaning set forth under “—Change of Control.”

“Commission” means the Securities and Exchange Commission, as from time to time constituted, or if at any time after the execution of the Indenture such Commission is not existing and performing the applicable duties now assigned to it, then the body or bodies performing such duties at such time.

“Commodity Agreement” means any commodity futures contract, commodity option or other similar agreement or arrangement entered into by the Company or any Subsidiary of the Company designed to protect the Company or any of its Subsidiaries against fluctuations in the price of the commodities at the time used in the ordinary course of business of the Company or any of its Subsidiaries and not for speculative purposes.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of, such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated EBITDA” means, with respect to the Company, for any period, the sum (without duplication) of:

(1)	Consolidated Net Income; and

(2)	to the extent Consolidated Net Income has been reduced thereby:

(a)	all income taxes of the Company and the Restricted Subsidiaries expensed or accrued in accordance with GAAP for such period;

(b)	Consolidated Interest Expense;

(c)	Consolidated Non-cash Charges; and

(d)	with respect to periods prior to the Issue Date, the other positive adjustments included in “Adjusted EBITDA” set forth in the Offering Memorandum,

less (a) any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for the Company and the Restricted Subsidiaries in accordance with GAAP, other than (i) the accrual of revenue consistent with past practice and (ii) reversals of prior accruals or reserves for cash items previously excluded in the calculation of Consolidated Non-cash Charges and (b) with respect to periods prior to the Issue Date, the other negative adjustments included in “Adjusted EBITDA” set forth in the Offering Memorandum.

“Consolidated Interest Expense” means, with respect to the Company for any period, the sum of, without duplication:

(1)	the aggregate of the interest expense of the Company and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including, without limitation,

(a)	any amortization of debt discount,

(b)	the net costs under Interest Swap Obligations,

(c)	all capitalized interest, and

(d)	the interest portion of any deferred payment obligation;

(2)	the interest component of Capitalized Lease Obligations accrued by the Company and the Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP; and

(3)	to the extent not included in clause (1) above, net losses relating to sales of accounts receivable pursuant to Permitted Receivables Financings during such period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Net Income” means, with respect to the Company, for any period, the aggregate net income (or loss) of the Company and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded therefrom:

(1)	after-tax gains and losses from sales of assets or abandonments or reserves relating thereto;

(2)	extraordinary or non-recurring gains or losses (determined on an after-tax basis);

(3)	any non-cash compensation expense incurred for grants and issuances of stock appreciation or similar rights, stock options, restricted shares or other rights to officers, directors and other employees of the Company or any of its Restricted Subsidiaries (including any such grant or issuance to a 401(k) plan or other retirement benefit plan);

(4)	the net income (loss) of any Person, other than a Restricted Subsidiary, except in the case of net income to the extent of cash dividends or distributions paid to the Company or to a Restricted Subsidiary by such Person;

(5)	income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued) from and after the date that such operation is classified as discontinued;

(6)	in the case of a successor to the Company by consolidation or merger or as a transferee of the Company’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets;

(7)	write-downs resulting from the impairment of goodwill or other intangible assets;

(8)	the amount of amortization or write-off of deferred financing costs and debt issuance costs of the Company and its Restricted Subsidiaries during such period and any premium or penalty paid in connection with redeeming or retiring Indebtedness of the Company and its Restricted Subsidiaries prior to the stated maturity thereof pursuant to the agreements governing such Indebtedness;

(9)	any gain or loss realized as a result of the cumulative effect of a change in accounting principles;

(10)	any fees and expenses paid in connection with the issuance of notes or other Indebtedness; and

(11)	any net after-tax gains or losses attributable to the early extinguishment of Indebtedness;

provided, further, that there shall be included therefrom, without duplication, dividends from Persons that are not Restricted Subsidiaries actually received in cash by the Company or any Restricted Subsidiary.

“Consolidated Net Tangible Assets” means, as of any date of determination, the total assets, less goodwill and other intangibles (other than patents, trademarks, copyrights, licenses and other intellectual property), shown on the balance sheet of the Company and its Restricted Subsidiaries for the most recently ended fiscal quarter for which financial statements are available, determined on a consolidated basis in accordance with GAAP.

“Consolidated Non-cash Charges” means, with respect to the Company, for any period, the aggregate depreciation, amortization and other non-cash expenses of the Company and the Restricted Subsidiaries reducing Consolidated Net Income of the Company for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charge which requires an accrual of or a reserve for cash payments for any future period).

“Consolidated Secured Debt Ratio” means, as of any date of determination, the ratio of:

(a)	the Consolidated Total Indebtedness of the Company and the Restricted Subsidiaries that is secured by Liens as of the end of the Four Quarter Period ending on or prior to the transaction giving rise to the need to calculate the Consolidated Secured Debt Ratio (the “Transaction Date”) to

(b)	the aggregate amount of Consolidated EBITDA of the Company during the Four Quarter Period ending on or prior to the Transaction Date.

In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Consolidated Total Indebtedness” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1)	the incurrence or repayment of any Indebtedness of the Company or any of the Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

(2)	sales of assets or other dispositions or acquisitions of assets occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date as if such sales of assets or dispositions or acquisitions of assets occurred on the first day of the Four Quarter Period.

If the Company or any of the Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if the Company or any Restricted Subsidiary had directly incurred or otherwise assumed such guaranteed Indebtedness.

Notwithstanding the foregoing, when calculating the Consolidated Secured Debt Ratio for purposes of the covenant set forth above under “—Certain Covenants—Limitation on Liens,” at the option of the Company, a binding commitment to lend under a revolving credit facility shall be deemed to be an incurrence of Indebtedness in the full amount of such commitment on the date that such commitment is entered into, regardless of whether the full amount of such revolving credit facility is actually borrowed, and thereafter the amount of such commitment shall be deemed fully borrowed at all times.

Notwithstanding anything in this definition to the contrary, when calculating the Consolidated Secured Debt Ratio, in connection with any acquisition, including by means of a merger or consolidation, by the Company and/or one or more of its Restricted Subsidiaries, the consummation of which is not conditioned upon the availability of, or on obtaining, third-party financing (a “Limited Condition Acquisition”), the date of determination of such ratio shall, at the option of the Company, be the date the definitive agreements for such Limited Condition Acquisition are entered into and such ratio shall be calculated on a pro forma basis after giving effect to such Limited Condition Acquisition and the other transactions to be entered into in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) as if such Limited Condition Acquisition and the other transactions to be entered into in connection therewith occurred at the beginning of the four-quarter reference period, and, for the avoidance of doubt, (x) if any such ratio is exceeded as a result of fluctuations in such ratio (including due to fluctuations in Consolidated EBITDA of the Company or the target company) at or prior to the consummation of the relevant Limited Condition Acquisition, such ratio will not be deemed to have been exceeded as a result of such fluctuations solely for purposes of determining whether the Limited Condition Acquisition is permitted hereunder and (y) such ratio shall not be tested at the time of consummation of such Limited Condition Acquisition or related transactions; provided, further, that if the Company elects to have such determinations occur at the time of entry into such definitive agreements, any such transaction shall be deemed to have occurred on the date the definitive agreements are entered and outstanding thereafter for purposes of subsequently calculating any ratios under the Indenture after the date of such agreement and before the consummation or termination of such Limited Condition Acquisition and to the extent baskets were utilized in satisfying any covenants, such baskets shall be deemed utilized, but any calculation of Consolidated Net Tangible Assets or Consolidated Net Income for purposes of other incurrences of Liens (not related to such Limited Condition Acquisition) shall not reflect such Limited Condition Acquisition until it is consummated.

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Company and the Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (and excluding (x) any undrawn letters of credit and (y) all obligations relating to Permitted Receivables Financings) and (2) the aggregate amount of all outstanding Disqualified Capital Stock of the Company and all Disqualified Capital Stock and Preferred Stock of the Restricted Subsidiaries (excluding items eliminated in consolidation), with the amount of such Disqualified Capital Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and Maximum Fixed Repurchase Prices, in each case determined on a consolidated basis in accordance with GAAP.

For purposes hereof, the “Maximum Fixed Repurchase Price” of any Disqualified Capital Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock or Preferred Stock as if such Disqualified Capital Stock or Preferred Stock were purchased on the applicable date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Capital Stock or Preferred Stock.

“Covenant Defeasance” has the meaning set forth under “—Legal Defeasance and Covenant Defeasance.”

“Credit Agreement” means the Credit Agreement, dated as of December 6, 2013, as amended, among the Company, the other borrowers named therein, the guarantors named therein, the lenders party thereto, American AgCredit, PCA, as administrative agent for the lenders (as successor to American AgCredit FLCA), and CoBank, ACB, as letter of credit issuer, together with the documents related thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time in accordance with their terms, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

“Credit Facilities” means one or more debt facilities (including the Credit Agreement) or commercial paper facilities providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, or any debt securities or other form of debt financing (including convertible or exchangeable debt instruments), in each case, as amended, supplemented, modified, extended, renewed, restated or refunded in whole or in part from time to time.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Subsidiary against fluctuations in currency values.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice of both would be, an Event of Default.

“Domestic Subsidiary” means any Subsidiary that is not a Foreign Subsidiary.

“DTC” means The Depository Trust Company or any successor thereto.

“Equity Offering” has the meaning set forth under “—Redemption—Optional Redemption upon Equity Offerings.”

“Excluded Subsidiaries” means (1) each Finance Subsidiary, (2) each Accounts Receivables Entity, (3) each Immaterial Domestic Subsidiary, (4) each Unrestricted Subsidiary and (5) each other Subsidiary if and at such time as the Company and its Subsidiaries own Capital Stock representing less than 80% of the ordinary voting power of such other Subsidiary.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto, and the rules and regulations of the Commission promulgated thereunder.

“Fair Market Value” means, with respect to any asset or liability, the fair market value of such asset or liability as reasonably determined by the Company in good faith.

“Finance Subsidiary” means a Subsidiary that is organized solely for the purpose of owning Indebtedness of the Company and/or other Subsidiaries and issuing securities the proceeds of which are utilized by the Company and/or other Subsidiaries, and which engages only in such activities and activities incident thereto, including providing letters of credit for the Company or any of its Subsidiaries.

“Foreign Subsidiary” means (1) any Subsidiary that is organized and existing under the laws of a jurisdiction other than the United States, any State thereof or the District of Columbia, (2) any direct or indirect Subsidiary of such Foreign Subsidiary described in clause (1), and (3) any Subsidiary incorporated or otherwise organized under the laws of the United States or any State thereof or the District of Columbia substantially all of the assets of which consist of equity interests in one or more such Foreign Subsidiaries.

“Funded Debt” means all Indebtedness for borrowed money having a maturity date of more than 12 months from the date as of which the amount thereof is to be determined or having a maturity of less than 12 months from the date as of which the amount thereof is to be determined but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

“Guarantee” has the meaning set forth under “—Certain Covenants—Issuance of Subsidiary Guarantees.”

“Guarantor” means (1) each Wholly Owned Domestic Subsidiary of the Company (other than any Excluded Subsidiary) as of the Issue Date and (2) each other Domestic Subsidiary that in the future is required to or executes a Subsidiary Guarantee pursuant to the covenant described under “—Certain Covenants—Issuance of Subsidiary Guarantees” or otherwise; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its Subsidiary Guarantee is released in accordance with the terms of the Indenture.

“Immaterial Domestic Subsidiary” means any Domestic Subsidiary the Consolidated Net Tangible Assets of which are less than 10.0% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries (in each case as determined in accordance with GAAP) as of the end of the most recent fiscal quarter prior to the date of determination for which financial information is available; provided that upon any Domestic Subsidiary ceasing to comply with the foregoing requirements, the Company will be deemed to have acquired a Domestic Subsidiary that is not an Immaterial Domestic Subsidiary and will comply with the applicable provisions set forth under “—Certain Covenants—Issuance of Subsidiary Guarantees” in connection therewith.

“incur “ means to, directly or indirectly, create, incur, issue, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of.

“Indebtedness “ means, with respect to any Person, without duplication:

(1)	all Obligations of such Person for borrowed money;

(2)	all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	all Capitalized Lease Obligations of such Person;

(4)	all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

(5)	all Obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction;

(6)	guarantees and other contingent obligations in respect of Indebtedness of any other Person referred to in clauses (1) through (5) above and clauses (8) and (10) below;

(7)	all Obligations of any other Person of the type referred to in clauses (1) through (6) above which are secured by any Lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the Fair Market Value of such property or asset or the amount of the Obligation so secured;

(8)	all Obligations under Currency Agreements and Interest Swap Obligations of such Person;

(9)	all Disqualified Capital Stock of the Company and all Preferred Stock of a Subsidiary with the amount of Indebtedness represented by such Disqualified Capital Stock or Preferred Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued and unpaid dividends, if any; and

(10)	all Outstanding Permitted Receivables Financings.

For purposes hereof, the “Maximum Fixed Repurchase Price” of any Disqualified Capital Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock or Preferred Stock as if such Disqualified Capital Stock or Preferred Stock were purchased on the applicable date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Capital Stock or Preferred Stock. The amount of Indebtedness of any Person at any date will be the amount of all unconditional obligations described above, as such amount would be reflected on a balance sheet prepared in accordance with GAAP.

“Insolvency or Liquidation Proceeding” means, with respect to any Person, (a) any voluntary or involuntary case or proceeding under any bankruptcy law, (b) any other voluntary or involuntary insolvency, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding with respect to such Person or with respect to any of its assets, (c) any liquidation, dissolution, reorganization or winding up of such Person whether voluntary or involuntary and whether or not involving insolvency or bankruptcy or (d) any assignment for the benefit of creditors or any other marshaling of assets and liabilities of such Person.

“Interest Swap Obligations” means the obligations of the Company and its Subsidiaries pursuant to any arrangement with any other Person, whereby, directly or indirectly, the Company or any Subsidiary is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate lock obligations, interest rate swaps, caps, floors, collars and similar agreements.

“Issue Date” means September 14, 2016, the date of initial issuance of the Original Notes under the Indenture.

“Legal Defeasance” has the meaning set forth under “—Legal Defeasance and Covenant Defeasance.”

“Lien “ means any lien, mortgage, deed of trust, deed to secure debt, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

“Obligations” means any and all obligations with respect to the payment of (a) any principal of or interest (including interest accruing on or after the commencement of any Insolvency or Liquidation Proceedings, whether or not a claim for post-filing interest is allowed in such proceeding) or premium on any Indebtedness, including any reimbursement obligation in respect of any letter of credit and (b) any fees, indemnification obligations, damages, expense reimbursement obligations or other liabilities payable under the documentation governing any Indebtedness.

“Offering Memorandum” means the Offering Memorandum dated as of September 7, 2016 related to the offer and sale of the Original Notes.

“Outstanding Permitted Receivables Financings” means the aggregate amount of the receivables sold, contributed or financed pursuant to a Permitted Receivables Financing that remain uncollected at any one time. For the avoidance of doubt, regardless of the accounting treatment under GAAP, it is understood that the amount financed pursuant to a Permitted Receivables Financing is the aggregate amount of capital funded by the purchasers (other than an Account Receivables Entity) thereunder and outstanding at the time of determination.

“Permitted Liens” means the following types of Liens:

(1)	Liens for taxes, assessments or governmental charges or claims either (A) not delinquent or (B) contested in good faith by appropriate proceedings and, in each case, as to which the Company or any Subsidiary shall have set aside on its books such reserves as may be required pursuant to GAAP;

(2)	statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent for a period of more than 60 days or which are being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(3)	Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person and not incurred in connection with or in contemplation thereof; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Subsidiaries (and assets and property affixed or appurtenant thereto);

(4)	Liens on property at the time such Person or any of its Subsidiaries acquires the property and not incurred in connection with or in contemplation thereof, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Subsidiaries (and assets and property affixed or appurtenant thereto);

(5)	leases, licenses, subleases and sublicenses granted in the ordinary course of business;

(6)	any interest or title of a lessor under any lease;

(7)	Liens arising out of consignments or similar arrangements for the sale of goods in the ordinary course of business;

(8)	Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(9)	judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(10)	easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not impairing in any material respect the ordinary conduct of the business of the Company or any of the Subsidiaries;

(11)	any interest or title of a lessor under any Capitalized Lease Obligation; provided that such Liens do not extend to any property or asset which is not leased property subject to such Capitalized Lease Obligation;

(12)	purchase money Liens securing Indebtedness incurred to acquire, finance, construct, develop, alter, expand, repair or improve property or assets of the Company or any Subsidiary in the ordinary course of business, and Liens securing Indebtedness which Refinances any such Indebtedness; provided, however, that (A) the related purchase money Indebtedness (or Refinancing Indebtedness) shall not exceed the cost of such property or assets and shall not be secured by any property or assets of the Company or any Subsidiary other than the property and assets so acquired (and assets affixed or appurtenant thereto) and (B) the Lien securing the purchase money Indebtedness shall be created within 180 days after such acquisition;

(13)	Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(14)	Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(15)	Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or any of the Subsidiaries, including rights of offset and set-off;

(16)	Liens securing Interest Swap Obligations;

(17)	any Liens arising as a result of the sale of property owned by the Company or any Subsidiary of the Company which property is, immediately following such sale, leased back to the Company or any Subsidiary;

(18)	Liens related to bonds or similar instruments related to the Company’s or any Subsidiary’s 401(k) or other retirement based benefit plans;

(19)	Liens incurred with respect to any environmental remediation program;

(20)	deposits made in the ordinary course of business to secure liability to insurance carriers;

(21)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods in the ordinary course of business;

(22)	Liens securing Indebtedness and other Obligations under Commodity Agreements, Currency Agreements and Cash Management Obligations;

(23)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company or any Subsidiary in the ordinary course of business;

(24)	Liens of a collection bank arising under Article IV of the Uniform Commercial Code on items in the course of collection;

(25)	Liens of sellers of goods to the Company and any of its Subsidiaries arising under Article 2 of the Uniform Commercial Code or similar provisions of applicable law in the ordinary course of business, covering only the goods sold and securing only the unpaid purchase price for such goods and related expenses;

(26)	Liens granted in the ordinary course of business on the unearned portion of insurance premiums securing the financing of insurance premiums;

(27)	Liens securing Acquired Indebtedness (and any Indebtedness which Refinances such Acquired Indebtedness); provided that (A) such Liens secured the Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Subsidiary and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Subsidiary and (B) such Liens do not extend to or cover any property or assets of the Company or of any of the Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Subsidiary;

(28)	Liens upon property, including software and license rights with respect to software, acquired after the date on which the notes are originally issued (by purchase, construction or otherwise) by the Company or any of its Subsidiaries, any of which Liens either (A) existed on such property before the time of its acquisition and was not created in anticipation thereof, or (B) was created solely for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, the cost (including the cost of construction) of such property; provided that no such Lien shall extend to or cover any property of the Company or such Subsidiary other than the property so acquired and improvements thereon; and provided, further, that the principal amount of Indebtedness secured by any such Lien shall not exceed (at the time of incurrence) 100% of the Fair Market Value of such property at the time it was acquired (by purchase, construction or otherwise);

(29)	Liens securing Indebtedness of Foreign Subsidiaries; provided that such Liens do not extend to any property or assets other than property or assets of Foreign Subsidiaries;

(30)	Liens incurred in connection with a Permitted Receivables Financing;

(31)	Liens securing Indebtedness or other Obligations incurred pursuant to a Credit Facility, including but not limited to the Credit Agreement, in an aggregate principal amount of such Indebtedness at any time outstanding not to exceed the greater of (x) $500.0 million and (y) the maximum amount such that at the time of incurrence and after giving pro forma effect thereto (including the use of net proceeds therefrom), the Consolidated Secured Debt Ratio would not be greater than 3.75:1.00; and

(32)	Liens securing Indebtedness or other obligations in an aggregate principal amount not exceeding the greater of (y) $200.0 million and (z) 10% of the Total Assets of the Company, and all other Obligations relating thereto.

Indebtedness outstanding under the Credit Agreement on the Issue Date shall be deemed outstanding under clause (31) of the preceding paragraph and not under clause (2)(a) under “—Certain Covenants—Limitation on Liens.”

“Permitted Receivables Financing” means any sale or contribution by the Company or a Subsidiary of accounts receivable and related assets intended to be (and which shall be treated for purposes of the Indenture as) a true sale transaction with customary limited recourse based upon the collectability of the receivables and related assets sold and the corresponding sale or pledge of such accounts receivable and related assets (or an interest therein), in each case without any guarantee (excluding guarantees of obligations (other than of collectability of receivables transferred or of Indebtedness) pursuant to representations, warranties, covenants and indemnities customary for such transactions) by the Company or any Subsidiary other than an Accounts Receivable Entity.

“Person” means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“Principal Facility” means any manufacturing facility (or portion thereof) owned or leased by the Company or any Domestic Subsidiary and located within the continental United States that, in the good faith opinion of the Company, is of material importance to the Company’s business taken as a whole, but no such manufacturing facility (or portion thereof) shall be deemed of material importance if its gross book value of property, plant and equipment (before deducting accumulated depreciation) is less than 3% of the Company’s Total Assets measured as of the end of the most recent quarter for which financial statements are available. As used in this definition, “manufacturing facility” means property, plant and equipment used for actual manufacturing and for activities directly related to manufacturing such as quality assurance, engineering, maintenance, staging areas for work in process administration, employees, eating and comfort facilities and manufacturing administration, and it excludes sales offices, research facilities and facilities used only for warehousing, distribution or general administration.

“Refinance” means in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part.

“Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means any Refinancing by the Company or any Subsidiary of Indebtedness, in each case that does not:

(1)	result in an increase in the aggregate principal amount of any Indebtedness of such Person as of the date of the completion of all components of such proposed Refinancing (provided such completion occurs within 60 days of the initial incurrence of Indebtedness in connection with such Refinancing) (plus the amount of any accrued and unpaid interest and any premium reasonably necessary to Refinance such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing); or

(2)	create Indebtedness with (A) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or (B) a final maturity earlier than the final maturity of the Indebtedness being Refinanced;

provided that (x) if such Indebtedness being Refinanced is Indebtedness of the Company and/or a Guarantor, then such Refinancing Indebtedness shall be Indebtedness solely of the Company and/or such Guarantor and (y) if such Indebtedness being Refinanced is subordinate or junior to the notes or any Subsidiary Guarantee, then such Refinancing Indebtedness shall be subordinate to the notes or such Subsidiary Guarantee, as the case may be, at least to the same extent and in the same manner as the Indebtedness being Refinanced.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“Sale and Leaseback Transaction” means any direct or indirect sale or transfer (or other arrangement) with any Person or to which any such Person is a party, providing for the leasing to the Company or a Domestic Subsidiary of any Principal Facility that (in the case of a Principal Facility which is a building or equipment) has been in operation, use or commercial production (exclusive of test and start-up periods) by the Company or any Domestic Subsidiary for more than 180 days prior to such sale or transfer, or that (in the case of a Principal Facility that is a parcel of real property not containing a building) has been owned by the Company or any Domestic Subsidiary for more than 180 days prior to such sale or transfer, if such sale or transfer is made with the intention of leasing, or as part of an arrangement involving the lease of such Principal Facility to the Company or a Domestic Subsidiary (except (1) a lease for a period not exceeding 36 months made with the intention that the use of the leased Principal Facility by the Company or such Domestic Subsidiary will be discontinued on or before the expiration of such period and (2) a lease between the Company and a Domestic Subsidiary or between Domestic Subsidiaries). The creation of any Indebtedness secured by a Lien permitted under the applicable section of the Indenture will not be deemed to create or be considered a Sale and Leaseback Transaction.

“Securities Act” means the Securities Act of 1933, as amended, or any successor statute or statutes thereto, and the rules and regulations of the Commission promulgated thereunder.

“Significant Subsidiary” means any Subsidiary that satisfies the criteria for a “significant subsidiary” set forth in Rule 1.02(w) of Regulation S-X under the Securities Act.

“Subsidiary,” with respect to any Person, means (1) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or (2) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

“Subsidiary Guarantee” means the guarantee by each Guarantor of the Obligations of the Company under the notes pursuant to the Indenture.

“Surviving Entity” has the meaning set forth under “—Certain Covenants—Merger, Consolidation and Sale of Assets.”

“Total Assets” means the total assets of the Company and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries as may be expressly stated.

“Transaction Date” has the meaning set forth in the definition of Consolidated Secured Debt Ratio.

“Unrestricted Subsidiary” means each of LP Pinewood SPV, LLC, L-P SPV2, LLC and LPS Corporation.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (A) the then outstanding aggregate principal amount of such Indebtedness into (B) the sum of the total of the products obtained by multiplying (I) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (II) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“Wholly Owned Domestic Subsidiary” means a Wholly Owned Subsidiary that is also a Domestic Subsidiary.

“Wholly Owned Subsidiary” of the Company means any Subsidiary of which all the outstanding voting securities (other than in the case of a Foreign Subsidiary, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by the Company or any other Wholly Owned Subsidiary.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to the exchange of unregistered Original Notes for registered Exchange Notes pursuant to the Exchange Offer, but does not purport to be a complete analysis of all the potential tax considerations relating to the Exchange Offer. This summary is based upon the Code, judicial decisions, final, temporary and proposed Treasury regulations, published rulings and other administrative pronouncements as of the date of this prospectus, changes to any of which subsequent to the date of this prospectus may affect the tax consequences discussed herein, possibly with retroactive effect. We have not sought and will not seek any rulings from the Internal Revenue Service, or the IRS, with respect to the statements made in this summary, and there can be no assurance that the IRS will not take a position contrary to these statements or that a contrary position taken by the IRS would not be sustained by a court. This summary is limited to holders that hold Original Notes and will hold Exchange Notes as “capital assets” within the meaning of the Code (generally, property held for investment). This summary does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as banks or other financial institutions, partnerships or other pass-through entities or investors therein, regulated investment companies, real estate investment trusts, former citizens or permanent residents of the United States, insurance companies, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, U.S. holders whose functional currency is not the U.S. dollar, holders subject to the alternative minimum tax, tax-exempt entities, controlled foreign corporations, passive foreign investment companies and persons holding the Exchange Notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction, or the effects of any other U.S. federal tax laws, including the gift and estate tax and the Medicare tax.

The exchange of an Original Note for an Exchange Note pursuant to the Exchange Offer (described under “The Exchange Offer”) will not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, you will not recognize any taxable gain or loss upon the receipt of an Exchange Note pursuant to the Exchange Offer, your holding period for an Exchange Note will include the holding period of the Original Note exchanged therefor, your adjusted tax basis in an Exchange Note will be the same as the adjusted tax basis in the Original Note immediately before such exchange, and all of the U.S. federal income tax considerations associated with owning an Original Note will continue to apply to the Exchange Note received in exchange therefor.

The preceding summary of certain U.S. federal income tax considerations is general information only and is not tax advice. Accordingly, you should consult your own tax advisor as to the particular tax consequences to you of exchanging Original Notes for Exchange Notes pursuant to the Exchange Offer, including the applicability and effect of any U.S. federal, state, local or foreign tax laws, and of any changes or proposed changes in applicable law.

CERTAIN ERISA CONSIDERATIONS

The following summary regarding certain aspects of ERISA, and the Code is based on ERISA and the Code, judicial decisions and United States Department of Labor and IRS regulations and rulings that are in existence on the date of this prospectus. This summary is general in nature and does not address every issue pertaining to ERISA or the Code that may be applicable to us, the Exchange Notes or a particular investor. Accordingly, each prospective investor should consult with his, her or its own counsel in order to understand the issues relating to ERISA and the Code that affect or may affect the investor with respect to this investment.

ERISA and the Code impose certain requirements on employee benefit plans that are subject to Title I of ERISA and plans subject to Section 4975 of the Code (each such employee benefit plan or plan, a “Plan”), on entities whose underlying assets include plan assets by reason of a Plan’s investment in such entities and on those persons who are “fiduciaries” as defined in Section 3(21) of ERISA and Section 4975 of the Code with respect to Plans. In considering an investment of the assets of a Plan subject to Part 4 of Subtitle B of Title I of ERISA in the Exchange Notes, a fiduciary must, among other things, discharge its duties solely in the interest of the participants of such Plan and their beneficiaries and for the exclusive purpose of providing benefits to such participants and beneficiaries and defraying reasonable expenses of administering the Plan. A fiduciary must act prudently and must diversify the investments of a Plan subject to Part 4 of Subtitle B of Title I of ERISA so as to minimize the risk of large losses, as well as discharge its duties in accordance with the documents and instruments governing such Plan. In addition, ERISA generally requires fiduciaries to hold all assets of a Plan subject to Part 4 of Subtitle B of Title I of ERISA in trust and to maintain the indicia of ownership of such assets within the jurisdiction of the district courts of the United States. A fiduciary of a Plan subject to Part 4 of Subtitle B of Title I of ERISA should consider whether an investment in the Exchange Notes satisfies these requirements.

An investor who is considering acquiring the Exchange Notes with the assets of a Plan must consider whether the acquisition and holding of the Exchange Notes will constitute or result in a non-exempt prohibited transaction. Section 406(a) of ERISA and Sections 4975(c)(1)(A), (B), (C) and (D) of the Code prohibit certain transactions that involve a Plan and a “party in interest” as defined in Section 3(14) of ERISA or a “disqualified person” as defined in Section 4975(e)(2) of the Code with respect to such Plan. Examples of such prohibited transactions include, but are not limited to, sales or exchanges of property (such as the Exchange Notes) or extensions of credit between a Plan and a party in interest or disqualified person. Section 406(b) of ERISA and Sections 4975(c)(1)(E) and (F) of the Code generally prohibit a fiduciary with respect to a Plan from dealing with the assets of the Plan for its own benefit (for example when a fiduciary of a Plan uses its position to cause the Plan to make investments in connection with which the fiduciary (or a party related to the fiduciary) receives a fee or other consideration).

ERISA and the Code contain certain exemptions from the prohibited transactions described above, and the Department of Labor has issued several exemptions, although certain exemptions do not provide relief from the prohibitions on self-dealing contained in Section 406(b) of ERISA and Sections 4975(c)(1)(E) and (F) of the Code. Exemptions include Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code pertaining to certain transactions with non-fiduciary service providers; Department of Labor Prohibited Transaction Class Exemption (“PTCE”) 95-60, applicable to transactions involving insurance company general accounts; PTCE 90-1, regarding investments by insurance company pooled separate accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 84-14, regarding investments effected by a qualified professional asset manager; and PTCE 96-23, regarding investments effected by an in-house asset manager. There can be no assurance that any of these exemptions will be available with respect to the acquisition of the Exchange Notes. Under Section 4975 of the Code, excise taxes are imposed on disqualified persons who participate in non-exempt prohibited transactions (other than a fiduciary acting only as such) and such transactions may have to be rescinded.

As a general rule, a governmental plan, as defined in Section 3(32) of ERISA (each, a “Governmental Plan”), a church plan, as defined in Section 3(33) of ERISA, that has not made an election under Section 410(d) of the Code (each, a “Church Plan”) and a plan maintained outside the United States primarily for the benefit of persons substantially all of whom are nonresident aliens (each, a “non-U.S. Plan”) are not subject to Title I of ERISA or Section 4975 of the Code. Accordingly, assets of such plans may be invested without regard to the fiduciary and prohibited transaction considerations described above. Although a Governmental Plan, a Church Plan or a non-U.S. Plan is not subject to Title I of ERISA or Section 4975 of the Code, it may be subject to other United States federal, state or local laws or non-U.S. laws that regulate its investments (a “Similar Law”). A fiduciary of a Government Plan, a Church Plan or a non-U.S. Plan should consider whether investing in the Exchange Notes satisfies the requirements, if any, under any applicable Similar Law.

The Exchange Notes may be acquired by a Plan, a Governmental Plan, a Church Plan, a non-U.S. Plan or an entity whose underlying assets include the assets of a Plan, , but only if the acquisition will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of Similar Law. Therefore, any investor in the Exchange Notes will be deemed to represent and warrant to us and the Trustee that (1)(a) it is not (i) a Plan, (ii) a Governmental Plan, (iii) a Church Plan, (iv) a non-U.S. Plan or (v) an entity whose underlying assets include the assets of a Plan, (b) it is a Plan or an entity whose underlying assets include the assets of a Plan and the acquisition and holding of the Exchange Notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or (c) it is a Governmental Plan, a Church Plan, a non-U.S. Plan that is not subject to (i) ERISA, (ii) Section 4975 of the Code or (iii) any Similar Law that prohibits or imposes excise or penalty taxes on the acquisition or holding of the Exchange Notes; and (2) it will notify us and the Trustee immediately if, at any time, it is no longer able to make the representations contained in clause (1) above. Any purported transfer of the Exchange Notes to a transferee that does not comply with the foregoing requirements shall be null and void ab initio.

This offer is not a representation by us that an acquisition of the Exchange Notes meets any or all legal requirements applicable to investments by Plans, Governmental Plans, Church Plans, non-U.S. Plans or entities whose underlying assets include the assets of a Plan or that such an investment is appropriate for any particular Plan, Governmental Plan, Church Plan, non-U.S. Plan or entity whose underlying assets include the assets of a Plan.

PLAN OF DISTRIBUTION

Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired as a result of market-marketing activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until June 11, 2017, all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

We will not receive any proceeds from any such sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account, pursuant to the Exchange Offer, may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. For a period of 180 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal.

We have agreed to pay all expenses incident to the Exchange Offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the Exchange Notes will be passed upon for us by Jones Day.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference from Louisiana-Pacific Corporation’s Annual Report on Form 10-K for the year ended December 31, 2015, and the effectiveness of Louisiana-Pacific Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. The report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of Accounting Standards Update 2015-17 Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes which resulted in a change in the presentation of deferred income taxes. The report on the effectiveness of internal control over financial reporting expresses an unqualified opinion. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Louisiana-Pacific Corporation

OFFER TO EXCHANGE

All of the outstanding restricted 4.875% Senior Notes Due 2024 issued on September 14, 2016 for newly issued and registered 4.875% Senior Notes Due 2024

PROSPECTUS

Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” with the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market making activities or other trading activities. In addition, until June 11, 2017, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.